UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For March 29, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  March 29, 2005

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis, prepared as at March 9, 2005, focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield and industrial service sectors. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the audited Consolidated Financial Statements and the related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles between Canada and the United States are described in Note 15 to the Consolidated Financial Statements. Additional information relating to Precision Drilling Corporation, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.

HIGHLIGHTS
(STATED IN THOUSANDS OF CANADIAN DOLLARS,
EXCEPT PER SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)

                                                     INCREASE                          Increase                      Increase
YEARS ENDED DECEMBER 31,                2004        (DECREASE)            2003        (Decrease)          2002      (Decrease)
-------------------------------------------------------------------------------------------------------------------------------
Revenue                            2,325,216          425,069        1,900,147          349,549      1,550,598       (247,539)
     % change                                             22%                               23%                          (14%)
Operating earnings (1)               424,453          142,975          281,478          139,124        142,354       (210,881)
     % change                                             51%                               98%                          (60%)
Earnings from
     continuing operations           249,587           69,684          179,903           98,680         81,223        (90,600)
     % change                                             39%                              121%                          (53%)
Net earnings                         247,404           66,930          180,474           95,488         84,986       (101,548)
     % change                                             37%                              112%                          (54%)
Earnings per share from
     continuing operations              4.26             1.01             3.25             1.77           1.48          (1.69)
     % change                                             31%                              120%                          (53%)
Net earnings per share                  4.22             0.96             3.26             1.71           1.55          (1.89)
     % change                                             29%                              110%                          (55%)
Cash flow from
     continuing operations           444,800          191,827          252,973           64,550        188,423       (233,722)
     % change                                             76%                               34%                          (55%)
Net capital spending                 252,604          (37,900)         290,504           50,961        239,543       (101,418)
     % change                                            (13%)                              21%                          (30%)
==============================================================================================================================

(1) OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE CORPORATION'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED IN VARIOUS JURISDICTIONS. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER COMPANIES AND, ACCORDINGLY, OPERATING EARNINGS MAY NOT BE COMPARABLE TO MEASURES USED BY OTHER COMPANIES.

FINANCIAL POSITION AND RATIOS
(STATED IN THOUSANDS OF CANADIAN DOLLARS)
YEARS ENDED DECEMBER 31,                                                    2004              2003              2002
---------------------------------------------------------------------------------------------------------------------
Working capital                                                    $     557,311      $    248,994      $    217,788
Working capital ratio                                                        2.5               1.6               1.6
Long-term debt (1)                                                 $     718,870      $    399,422      $    514,878
Total assets                                                       $   3,850,773      $  2,938,608      $  2,775,747
Long-term debt to long-term debt plus equity (1)                            0.24              0.19              0.25
Long-term debt to cash flow from continuing operations (1)                   1.6               1.6               2.7
Interest coverage (2)                                                        9.0               8.0               4.1
=====================================================================================================================

(1) EXCLUDES CURRENT PORTION OF LONG-TERM DEBT WHICH IS INCLUDED IN WORKING CAPITAL.
(2)   OPERATING EARNINGS DIVIDED BY NET INTEREST EXPENSE.


PRECISION DRILLING ANNUAL REPORT 2004                                          1

      Economic conditions for the energy industry showed significant improvement in 2004 with crude oil and natural gas prices maintaining their historically high levels. In May, Precision completed two unique acquisitions that significantly advanced the Corporation's strategy to be a global oilfield service provider. These two factors drove the 22% increase in revenue with a 37% increase in net earnings, demonstrating the high degree of operating leverage in our business.

      The acquisition of 31 internationally based land rigs and associated support equipment brought far more than just high quality tangible assets to Precision. The management and employees associated with the acquired rigs have established the group as a long-term and highly regarded player in the Middle East market. This acquisition also uniquely positions Precision to offer our international customers an integrated package of products and services, combining our drilling expertise with the products and services of our Energy Services segment. Our strategy for the international drilling segment in 2005 will be to leverage our existing asset and knowledge base in deep drilling in order to maximize rig utilization within existing markets where we have a presence.

      The acquisition of Reeves added a unique dimension to our formation evaluation business. Their tools and service lines not only complement the existing Precision product lines for formation evaluation, but also provide a new offering of conveyance methods for delivering critical subsurface information. These service offerings bring increased market penetration for Precision in the North American land based wireline business. The combined portfolio of services will also provide the Corporation with a significant sustainable competitive advantage in international markets.

      We recognized that the group previously identified as Technology Services needed to be further streamlined during 2004 with the objective of positioning this group solidly in the mainstream of drilling activity around the world. With this in mind, we branded the entities within this group under the name Precision Energy Services to provide a single identity for our global service lines. We continue to focus our efforts on those technologies and services that are needed in the development or exploitation of the maturing oil and gas fields around the world.

      Energy Services had a much improved year financially. Revenue increased by 26% and operating earnings improved to $37 million from a loss of $4 million in 2003 reflecting the impact of refocusing our efforts and the development and implementation of our product line strategies.

      Although international revenue sources grew to 37% of total revenue in 2004 compared to 30% in 2003, the Canadian market, and our Canadian Contract Drilling group in particular, continued to be the foundation of our company. Our Canadian businesses experienced one of the most active years on record with nearly 22,000 wells being drilled. The resulting high demand for our services lead to improved pricing for the majority of our product lines.

SUMMARY OF INCOME STATEMENT
(STATED IN THOUSANDS OF CANADIAN DOLLARS)
YEARS ENDED DECEMBER 31,                               2004                   2003                 2002
----------------------------------------------------------------------------------------------------------
Operating earnings (loss)
     Contract Drilling                         $    399,487          $     284,850          $   183,859
     Energy Services                                 36,719                 (3,847)             (40,033)
     Rental and Production                           40,026                 39,067               29,913
     Corporate and Other                            (51,779)               (38,592)             (31,385)
----------------------------------------------------------------------------------------------------------
                                                    424,453                281,478              142,354
Interest, net                                        46,909                 35,050               35,123
Dividend income                                          --                     --                  (39)
Gain on disposal of investments                      (4,899)                (3,355)                (900)
----------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
     income taxes and non-controlling interest      382,443                249,783              108,170
Income taxes                                        131,558                 69,880               26,947
----------------------------------------------------------------------------------------------------------
Earnings from continuing operations
     before non-controlling interest                250,885                179,903               81,223
Non-controlling interest                              1,298                     --                   --
----------------------------------------------------------------------------------------------------------
Earnings from continuing operations                 249,587                179,903               81,223
Discontinued operations                             (2,183)                    571                3,763
----------------------------------------------------------------------------------------------------------
Net earnings                                   $    247,404          $     180,474          $    84,986
==========================================================================================================


PRECISION DRILLING ANNUAL REPORT 2004                                          2

ECONOMIC DRIVERS OF THE GLOBAL OILFIELD SERVICES BUSINESS

Carbon-based fuels account for over 80% of the world's energy sources with hydrocarbons (crude oil and natural gas) combining to supply over 60% of the world's energy needs. Coal has been used for over 200 years, crude oil for over 140 years and natural gas for 50 years. Hydro and nuclear electric power is contributing to the world's total energy supply as are alternative energy sources such as solar and wind. As history has proven, however, it takes decades, if not centuries, to displace energy sources. Before carbon-based fuels can be replaced in any meaningful way, significant research and development is required to perfect economic production methods and massive investment is required to build distribution networks and to replace energy transfer devices such as internal combustion engines. As a result, hydrocarbon production will remain critical to the world's energy needs for the foreseeable future with demand forecasted by many to continue to increase.

      The provision of these commodities to the consuming public involves a number of players, each of which take on different risks in the process of exploring for, producing, refining and distributing hydrocarbons and its associated refined by-products. Exploration and production companies assume the risk of finding hydrocarbons in pools of sufficient size to economically develop and produce the reserves. The economics of exploration and production is dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the price at which those products can be sold. The wider the margin, the more incentive there is to undertake the activities involved in the process of finding and development.

      These activities include acquiring access to prospective lands, shooting seismic to detect the presence of hydrocarbons, drilling wells and measuring the characteristics of subsurface geological formations. Exploration and production companies hire oilfield service companies to perform the majority of these services. The revenue for an oilfield service company is an exploration and production company's finding and development costs.

      Providing these oilfield services incorporates three main elements: people, technology and equipment. Attracting, training and retaining qualified employees is the single biggest challenge for a service company. Exploration and production activities are taking place in an ever increasing variety of surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is key to maintaining and improving the economics of crude oil and natural gas production. The primary economic risks assumed by oilfield service companies are the volatility of activity levels that translate into utilization rates for its investment in people, technology and equipment, and cost control to maximize the margins earned.

      The economics of a service company are thus largely driven by the current and expected price of crude oil and natural gas, which are determined by the supply and demand for the commodity. Since crude oil can be transported relatively easily, it is priced in a world wide market, which is influenced by a wide array of economic and political factors. Natural gas is priced in more local markets due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of liquified natural gas ("LNG").

      Price increases over the last two years appear to have moved crude oil prices into a new paradigm supported by supply and demand fundamentals. World oil demand increased in both 2003 and 2004 as a result of growing world economies led by China and India. While perhaps not at the same pace, many prognosticators are forecasting this growth in demand to continue. Crude oil production however, has not kept pace with the growing demand. In particular, OPEC's excess production capacity has hit 30-year lows. Providing further support for crude oil prices are continued global geopolitical risks, in particular the possibility of further terrorism in Iraq and Saudi Arabia, political uncertainty in Russia and instability in Nigeria and Venezuela. The decline in world surplus production capacity has increased OPEC's ability to maintain pricing at these levels as has a slowing in the growth of non-OPEC oil production.

      As illustrated above, natural gas prices tend to move in lock step with crude oil prices maintaining the price per unit of energy content of each fuel relatively consistent. This pricing relationship may be disrupted for short periods of time due to oversupply or excess demand for natural gas in local market areas. The fundamentals of energy supply and demand discussed earlier, however, bode well for the continuance of strong natural gas prices.


PRECISION DRILLING ANNUAL REPORT 2004                                          3

PRECISION'S DEVELOPMENT IN THE OILFIELD SERVICES BUSINESS

Precision operates on a global basis and provides a wide array of services to its customers. From its drilling rig roots to oilfield well servicing, wireline, drilling & evaluation and production services to rental equipment offerings, the customer remains our focus. Further the Corporation retains a significant and growing industrial cleaning and production business in "downstream" oilfield production facilities that include North America refineries and oil sands mining and upgrading in northern Alberta.

      Precision conducts its business through three segments. The Contract Drilling segment includes drilling rigs, service rigs and snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and the manufacture, sale and repair of drilling equipment. The Energy Services segment includes wireline, drilling & evaluation and production services. The Rental and Production segment includes oilfield equipment rental services and industrial process services.

      The following graphs illustrate how each of the Contract Drilling, Energy Services and Rental and Production segments have historically contributed to Precision's profitability and investment. CONTRACT DRILLING The Contract Drilling segment brought a new dynamic to its business in 2004 with the acquisition of 31 internationally based land rigs in May. Prior to this, the international strategy was to grow our rig count in select regions where our technology, which had been proven in the Canadian market place, differentiated us from the competition and where a significant presence could be established. The acquisition changed that approach somewhat by adding established businesses complete with high quality equipment and, more importantly, experienced senior management and long serving, indigenized field personnel. Of particular interest to Precision was the instant economies of scale and credibility added to our Middle East presence where the newly acquired business had been operating for over 40 years.

      The Canadian business units within the segment are well established. Each core business unit has undergone asset growth and has a lead market role within Canada. The strength to successfully integrate acquisitions with vertical integration within and between related ancillary business units has been developed through the handling of acquisitions over the past 20 years.

      Precision's roots began in western Canada as a land drilling contractor and the Corporation's development has matched that of the WCSB. Initially founded in 1985 as Cypress Drilling Ltd., the business quickly grew from four drilling rigs to 19 with the reverse takeover in 1987 of Precision Drilling Ltd., a company formed in 1952. Over the following decade a series of nine acquisitions expanded the Canadian drilling rig fleet to 200 as of May 1997 and a 40% market share of industry rigs. International operations in Venezuela commenced in 1992 with the Sierra Drilling acquisition. Diversification into service rigs and snubbing operations came with the 1996 acquisition of EnServ Corporation. In the second half of the year 2000, Precision became fully vested in the Canadian service rig business as the CenAlta Energy Services Inc. acquisition created a combined fleet of 257 service rigs and a leading industry market share of 28%. The additional acquisition in 2000 of coil tubing drilling rigs and other shallow drilling rigs rounded out key milestones in our Canadian asset base growth.

      While each business unit is at its own stage in the business life cycle continuum, drilling has matured the most over the past three years. Today the business has developed critical equipment mass and employee depth. It has developed integrity-based systems that enable the business to evolve in meeting fundamental industry challenges while delivering better profit and safety performance. Employee retention and seasonal cycles remain a huge manpower challenge for the industry. This condition is rather unique in that there is a reasonable supply of equipment; it is the people element that keeps the market in tight supply. The supply of experienced people yields profit leverage for oilfield service companies, not just the "iron".

CORE BUSINESS ASSETS
                                                                  FIVE YEAR HISTORY, END OF YEAR STATUS
                                                         2004         2003         2002         2001       2000
----------------------------------------------------------------------------------------------------------------
International (beyond Canada and the U.S.)
     Drilling rigs                                         48           19           16           15         12
United States
     Drilling rigs                                         --            1            1            4          2
Canada
     Drilling rigs - 32% of industry                      229          225          226          229        230
     Service rigs - 27% of industry                       239          239          240          257        257
     Rig assist snubbing units - 33% of industry           26           25           23           24         19
     Oilfield drilling camps - 25% of industry             87           88           74           74         74
Enabling infrastructure (Canada - in square feet)
     Equipment manufacture facility                    48,000       48,000       48,000       48,000     38,000
     Consumable supply procurement
     and distribution facility                         40,000       40,000       40,000       40,000     40,000
================================================================================================================


PRECISION DRILLING ANNUAL REPORT 2004                                          4

      The following tables provide a worldwide summary of Precision's drilling and service rig fleets.

                                                              2004                          2003
TYPE OF DRILLING RIG                DEPTH    CANADA  INTERNATIONAL  TOTAL    CANADA  INTERNATIONAL  TOTAL
---------------------------------------------------------------------------------------------------------
Single                         to 1,200 m        16            --      16        17            --      17
Super Single(R)                to 2,500 m        21             3      24        16             4      20
Double                         to 3,500 m        95            10     104        96             7     103
Light triple                   to 3,600 m        45            10      52        47             8      55
Heavy triple                   to 9,150 m        41            25      70        39             0      39
Coiled tubing                  to 1,500 m        11            --      11        11            --      11
---------------------------------------------------------------------------------------------------------
Total fleet                                     229            48     277       226            19     245
=========================================================================================================

TYPE OF SERVICE RIG                                   2004       2003      2002       2001       2000
------------------------------------------------------------------------------------------------------
Single                                                  --          1         1          4          4
Freestanding mobile single                              86         75        50         23          8
Mobile single                                           19         29        55         91        105
Double                                                  65         57        58         60         59
Freestanding mobile double                               9          6         6          5          4
Mobile double                                           42         46        45         48         50
Heavy double                                             1          7         7          9          9
Freestanding heavy double                                1          2         2         --         --
Freestanding slant                                      16         16        16         16         16
Swab                                                    --         --        --          1          2
------------------------------------------------------------------------------------------------------
Total fleet                                            239        239       240        257        257
======================================================================================================

ENERGY SERVICES

Precision Energy Services (formerly Technology Services) commenced in 1998 with the objective of expanding its suite of well services, globalizing our presence and introducing a step change in technologies and services provided to our customers. While the downhole service market was, and remains, dominated by three large multi-nationals, Precision identified a niche for a more nimble, Canadian headquartered participant to enhance competition based upon its ability to deliver quality, cost effective products and services. The Corporation's mature drilling operation provided the reputation of a respected service provider and the financial backing required to take on such a venture. In turn, the Precision Energy Services business would enable the Corporation to participate in offshore oil and gas operations, a market previously outside its capabilities.

      Through to 2003, activities aimed at achieving Energy Services' objectives were undertaken across a broad front. In 1998, a foothold into the Energy Services market was established through the acquisition of Northland Energy and expanded in 1999 with the acquisition of Computalog Ltd. Significant investments in research and development were made to create the next generation of Logging-While-Drilling (LWD), Measurement-While-Drilling (MWD) and Rotary Steerable Services (RSS) tools. Through the acquisition of BecField Drilling Services and the EM assets of GeoServices S.A., the segment gained access to innovative technologies and established a presence in certain regional markets. By 2001, additional regional centres were founded in the U.S., Mexico, Latin America, Europe/Africa, Asia/Pacific and the Middle East. The scope of these initiatives, however, combined with the delay in development and deployment of new technologies resulted in a cost structure that proved uneconomic for the associated revenues being generated. The outcome was a net operating loss in 2002 of $40.0 million.

      Consequently, Energy Services refocused its efforts in 2003 with the renewed goal of controlled and profitable growth in targeted areas where an acceptable long-term return on investment was achievable. New management was injected into the business, positively changing the style and culture of the organization. Upon examination of its then existing activities, Precision identified non-core businesses for disposal and


PRECISION DRILLING ANNUAL REPORT 2004                                          5
exited non-profitable product lines. Other businesses were rationalized and refocused. In some instances, this involved consolidating management functions where geographically possible. In others, cost structures were reduced to better match anticipated revenue levels and customer contracts were re-evaluated where uneconomic situations existed. Furthermore, the segment reviewed its technology development strategy and established a new "technology roadmap", which rationalized the existing broad inventory of projects and focused its limited resources on applications that specifically targeted customers' current and future needs. After incremental expenses of $15 million related to the above restructuring activities, operating results improved by $36 million over 2002 to a net operating loss of $4 million in 2003, reflecting the impact of our efforts.

      In 2004, Precision continued to build upon the foundation established in 2003. The Corporation completed the sales of the non-core businesses of Polar Completions (well completion tools), United Diamond Ltd. (PDC bits) and Fleet Cementers Inc. (pumping). Reflecting its renewed focus, the segment's products and services were consolidated under one new brand: Precision Energy Services. At the same time, the business was reorganized into three product lines:
Wireline Services, Drilling & Evaluation and Production Services supported by a strong hemisphere based infrastructure. This enabled concentration of expansion efforts on targeted regions and services, leveraging off of our existing businesses and the technology roadmap. Wireline provides open hole, cased hole and slickline wireline logging and mechanical services. Drilling & Evaluation offers directional drilling and formation evaluation-while-drilling services, including the LWD/HEL(TM), MWD (electromagnetic and mud pulse telemetry) and RSS suite of tools. Production Services supplies well testing, controlled and managed pressure drilling and early-stage production facilities and services.

      Within each product line, strategies were developed and implemented based upon an assessment of existing and future market dynamics and our ability to capitalize on our strengths relative to those trends. Globally, aging oilfields and regions have shifted industry focus to exploitation as opposed to exploration. Furthermore, the Corporation has seen the greatest increase in upstream spending from national oil companies as opposed to the traditional major, fully integrated, oil and gas companies. Identifying and understanding these trends has, in turn, tailored our strategy and focused our management resources, capital spending, product development initiatives and marketing more effectively. In Wireline Services for instance, Precision has positioned itself as an innovative field service provider primarily in marginal or mature onshore markets. As part of this strategy, the segment acquired Reeves Oilfield Services in mid-2004 to strengthen its suite of open hole wireline services in this particular global market segment. This acquisition provided access to world class personnel and unique enabling technology that complements our existing fleet of conventional open hole tools and services. In Drilling & Evaluation, the Corporation's strategy is to grow the business by leveraging off its operations in existing countries to facilitate the commercialization of the LWD and RSS tools. In marginal field development activities, which is our primary market focus, customer results are mainly driven from efficient, cost effective well construction. Energy Services' aim is to deliver "fit for purpose" cost effective solutions that meaningfully enhance the performance of our customers' well construction activities. For Production Services, the near term strategy is expansion through organic growth, with a focus on cost control as well as capitalizing on cross product line opportunities. Precision continues to be well positioned to help satisfy our customers' increasing appetite for underbalanced drilling, an area where Production Services is recognized as an engineering leader. Additional growth potential lies in our ability to lever off this reputation to include other complementary services into integrated cross product line packaged solutions for customers.

RENTAL AND PRODUCTION

Precision entered this segment of its business in 1996 through the acquisition of EnServ Corporation. Since then, the Corporation has reduced the operations carried on by this segment through strategic divestitures, taking advantage of attractive valuations to dispose of operations not core to Precision's future growth plans. The industrial rental division was sold in February 1999 while the gas compression operation was sold effective January 1, 2003, each of which produced gains for the Corporation. Both of the businesses currently carried on by the segment, namely, industrial plant maintenance and oilfield equipment rental, have grown through acquisitions and the pursuit of internal growth opportunities.

      Precision's plant maintenance operations have become increasingly focused on the expanding activity in northern Alberta's oilsands regions. The acquisition of JJay Exchanger Industries Ltd. in the second


PRECISION DRILLING ANNUAL REPORT 2004                                          6
quarter of 2000 solidified the segment's position in this market as a provider of all the required services in a major refinery or petro-chemical plant turnaround/shutdown.

      Innovation has also played an important role in the segment's steady growth. Research and development efforts have grown out of our unique knowledge and experience, with the focus on developing new tools and applications that are marketable in the field. Examples of products introduced to the market include the SuperLance(TM) System, which combines Precision's experience in coil tubing drilling with water blasting technology to increase the efficiency of cleaning coker units in refineries, and various adaptations of robotics technology to increase the safety and timeliness of tank cleaning operations.

      The oilfield equipment rental business expanded its product offerings in 1997 with the acquisition of substantially all of the business assets of Ducharme Oilfield Rentals Ltd. whose primary product line was the rental of portable industrial housing, used at many remote drilling locations in western Canada. Since then many initiatives have been undertaken to integrate the delivery of products to customers and increase the profitability of operations. Among them was the closure of the wellsite trailer manufacturing facility in favour of less costly outsourcing arrangements in 2002 and more recently the consolidation of all rental product lines to form Precision Rentals Ltd. This latter move was in response to changing and growing customer needs to simplify their purchasing decisions by producing one point of contact to access all their rental needs.

RESULTS OF OPERATIONS

CONTRACT DRILLING
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER DAY/HOUR AMOUNTS)

                                                       % OF                     % OF                    % OF
YEARS ENDED DECEMBER 31,                   2004     REVENUE         2003     REVENUE         2002    REVENUE
-------------------------------------------------------------------------------------------------------------
Revenue                             $ 1,235,410                $ 992,824                $ 770,147
Expenses:
     Operating                          704,911        57.1      602,418        60.7      491,433       63.8
     General and administrative          35,091         2.8       30,267         3.1       30,463        4.0
     Depreciation                        92,161         7.5       77,725         7.8       62,524        8.1
     Foreign exchange                     3,760         0.3       (2,436)       (0.3)       1,868        0.2
-------------------------------------------------------------------------------------------------------------
Operating earnings                  $   399,487        32.3    $ 284,850        28.7    $ 183,859       23.9
=============================================================================================================

                                                          %                        %                       %
                                                   INCREASE                 INCREASE                INCREASE
                                           2004  (DECREASE)         2003  (DECREASE)         2002 (DECREASE)
-------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of year)       277        13.1          245         0.8          243      (2.0)
Drilling operating days                  52,228        11.8       46,715        33.2       35,081     (25.6)
Revenue per operating day              $ 17,953        12.3     $ 15,984        (0.1)    $ 16,008      (0.1)
Number of service rigs (end of year)        239          --          239        (0.4)         240      (6.6)
Service rig operating hours             472,008         7.4      439,519        12.1      392,210     (20.4)
Revenue per operating hour                 $513        11.0         $462         3.6         $446       4.4
=============================================================================================================

2004 COMPARED TO 2003 The Contract Drilling segment generated record financial results in 2004 on the strength of increasing global rig demand and expansion associated with the acquisition of 31 internationally based land drilling rigs. Revenue increased by $243 million or 24% over 2003 to $1,235 million while operating earnings increased by $115 million or 40% to $399 million. Revenue and earnings growth were driven by three factors. First, a major acquisition of land based drilling assets from GlobalSanteFe Corporation in May 2004 grew our international rig fleet exponentially. Second, continuing strength in oil and natural gas commodity price futures led to greater customer demand for all of our oilfield services and the leverage to increase revenue rates. Third, operational execution and diligence allowed for the efficient delivery of services and control over the rate of operating and administrative cost escalation.

      In absolute dollar terms, Contract Drilling revenue has grown at a high steady pace in recent years. For international drilling, the growth in 2004 is primarily attributable to investments made to increase the size and market scope of our international land drilling rig operation. Our international rig fleet grew by a net 153% to exit the year at a count of 48, while utilization improved as the year progressed. For Canadian based operations, our equipment fleet size is slightly larger and each respective business continues with a lead Canadian market share. Canadian revenue growth in 2004 is primarily attributable to revenue rate increases.


PRECISION DRILLING ANNUAL REPORT 2004                                          7

CANADIAN CONTRACT DRILLING

The current year has set new financial benchmarks for Canadian Contract Drilling as 2004 revenue increased $110 million or 13% over 2003 to $989 million. The majority of 2004 revenue rate increases flowed through to operating earnings as overall equipment activity was very similar to 2003 and costs were kept under control. Although industry activity in Canada was approximately 5% higher, the industry supply of additional drilling rigs hindered our opportunities to gain higher utilization over 2003.

      In summary, 2004 was an excellent year with initial winter drilling revenue rates holding firm through the seasonally soft "spring break up" second quarter. While adverse third quarter weather prevented some wells from being drilled, it did add to the backlog of work, strengthening spot market demand and enabling us to put through an additional revenue rate increase to start the fourth quarter. For service rig operations, revenue rate increases occurred throughout the year with significant improvement to start the fourth quarter. Service rig operating margins are still well below other Canadian Contract Drilling businesses, but our reinvestment in the employees and the equipment is narrowing the gap.

      The revenue and operating margin improvement is particularly noteworthy as equipment activity in our two core business, when compared to 2003, went in opposite directions. Service rig hours increased by 32,489 and four fleet utilization percentage points over 2003 to 472,008 hours and 54% while drilling rig spud to rig release operating days decreased by 1,100 days and two fleet utilization percentage points over 2003 to 41,625 and 50%. The downward pressure on revenue from the decline in drilling rig activity was more than offset by rising revenue day rates, as drilling revenue accounted for 50% of the total revenue increase in Canada. The remaining $54 million revenue increase was generated by a combination of higher activity and higher revenue rates in each of our service rig, snubbing and camp and catering operations.

      Demand for oilfield services in Canada has been strengthening for nine successive quarters, from late 2002 through 2004. This demand has enabled Canadian Contract Drilling to steadily increase revenue and underlying operating margins even though our overall fleet of equipment has increased just slightly. In fact, the pace of our revenue increase exceeded the rise in industry wells drilled by a 3% margin. Wells drilled in western Canada, as reported on a completion basis, increased by 1,742 or 9% over 2003 to a record well count of 21,593. Revenue out performance is due, in part, to the rising number of wells in production within western Canada, and the positive impact on production services associated with our service rig and snubbing activity.

      While there is a correlation between our revenue and the industry well count, further analysis provides insight to upstream drilling trends. The rising well count is not delivering the same increase in rig operating days as the time it takes to drill a well continues to decrease. The weighting towards drilling for shallow natural gas and natural gas in coal accounts for a growing percentage of the total well count. In many situations these wells are drilled in hours not days. The number of drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors (CAODC) increased by 40 or 6% over 2003 to exit 2004 at a record rig count of 700. The number of wells drilled in western Canada increased by 9% over 2003 yet rig operating days, as reported by the CAODC, only increased by 5%. The number of service rigs registered with the CAODC was relatively constant at approximately 900.

      To summarize, drilling contractors in western Canada have increased the available rig count mix to a level that industry will require more than 20,000 wells a year to keep annual rig operating day utilization above 50%. For 2005, indications are that contractors will increase the available rig count by at least another 40 rigs, raising the well count threshold even higher.

INTERNATIONAL CONTRACT DRILLING

In financial terms, improving utilization and the impact of the acquisition mid-way through the second quarter of 2004 enabled International Contract Drilling to increase revenue by $133 million or 117% over 2003 to $247 million.

      After a decade of modest escalating growth through the deployment of drilling rigs from Canada, the Corporation became a major international land drilling rig contractor with the successful completion of a $436 million acquisition in May 2004. The sheer quality and completeness of the acquisition - management, employees and equipment - set a new foundation and direction for Contract Drilling.

      Our international drilling rig fleet carried reasonably high utilization throughout the year with the newly acquired strength in the Middle East. Third quarter rig utilization was adversely affected by a slowdown in Mexico while fourth quarter utilization benefited from a resumption in Mexico and higher


PRECISION DRILLING ANNUAL REPORT 2004                                          8
utilization in Venezuela. During the fourth quarter, the rig count in Mexico decreased by one, as a Super Single(R) rig was moved to Canada.

      International Contract Drilling generated higher percentage margins as compared to 2003 with incremental results over the remaining seven months due to the acquisition in May. While there is continuing work to reinforce our operating infrastructure given new management direction and operational scope, post acquisition margins have compared favourably to expectations.

2003 COMPARED TO 2002 Contract Drilling had a very good year in 2003 as a result of a sharp rebound in Canadian drilling activity from 2002, higher international rig activity and a moderate increase in Canadian service rig activity. For 2003, segment revenues increased by 29% to $993 million, an improvement of $223 million over the prior year. Operating earnings increased by 55% to $285 million, an improvement of $101 million.

      Of the $101 million improvement in operating earnings, 69% or $70 million was attributable to Canadian drilling and service rig operations, reflecting increased equipment activity and higher pricing due to the strength of record shallow natural gas well drilling activity. In comparison to 2002, fiscal 2003 steadily gained strength as customers increased field activity to grow production in an environment where commodity price strength became more entrenched. The equipment activity increase generated incremental operating earnings of $50 million.

      Higher pricing in 2003 relative to 2002 provided incremental operating earnings of $20 million. With firm global oil pricing and strong North American natural gas pricing, sustained demand for Canadian Contract Drilling services throughout the year allowed for strong revenue rates exiting the fourth quarter of 2003. In the Canadian market, this was in sharp contrast to 2002, where rates were low to start the year and continued to erode during the year.

      International drilling operations experienced significant expansion in 2003 as operating earnings grew by 31% over 2002, primarily a result of higher activity. International drilling rig activity increased by 32% over 2002 to 3,990 operating days, an improvement of 975 days. Two-thirds of the additional days occurred in the Mexico operations where additional rigs were put to work with the extension of the Burgos integrated services project. Drilling operations ran for a full year in the Asia/Pacific region, adding 280 days to the increase in 2003 while Middle East operations commenced in the fourth quarter of 2003.

      During 2003, Contract Drilling controlled capital expenditures with a focus to strengthen the existing asset base, grow international drilling and be opportunistic to acquisitions within Canada. Capital expenditures, including business acquisitions, totaled $106 million, representing an increase of $55 million or 108% compared to 2002. The increase is primarily attributable to asset base growth as the level of expenditure to upgrade our existing asset base is a continual priority.

      In Canada, the segment's asset base expanded with the acquisition of two snubbing units, 19 oilfield camps and the construction of one new generation single drilling rig, a Super Single(R) Light with a 1,200 metre depth rating. A second such rig commenced drilling in February 2004. Asset reductions included the decommissioning of one drilling and one service rig, the sale of one surface hole drilling rig and one camp, as well as the transformation of certain four unit camps into six unit configurations.

      International drilling operations continued along a path of patient growth. The rig count increased by three to exit the year at 19, with four additions and net one rig disposal. Three new rigs were built in Canada, with one deployed to Mexico, one to the Middle East and one platform rig to the Asia/Pacific region. The latter platform rig was of particular note as it was Precision's first drilling rig working offshore. The fourth rig was a retrofitted mechanical light triple deployed to Mexico from the Canadian fleet. A net one rig ownership interest in Argentina was disposed of during the year.

ENERGY SERVICES (STATED IN THOUSANDS OF CANADIAN DOLLARS)

                                                         % OF                    % OF                   % OF
YEARS ENDED DECEMBER 31,                     2004     REVENUE         2003    REVENUE         2002   REVENUE
-------------------------------------------------------------------------------------------------------------
Revenue                                 $ 874,314                $ 696,599               $ 586,180
Expenses:
     Operating                            614,994        70.3      514,886       73.9      457,662      78.1
     General and administrative            74,876         8.6       70,251       10.1       78,683      13.4
     Depreciation and amortization         92,477        10.6       75,174       10.8       52,991       9.0
     Research & engineering                48,759         5.6       42,411        6.1       34,680       5.9
     Foreign exchange                       6,489         0.7       (2,276)      (0.3)       2,197       0.4
-------------------------------------------------------------------------------------------------------------
Operating earnings (loss)               $  36,719         4.2    $  (3,847)      (0.6)   $ (40,033)     (6.8)
=============================================================================================================


PRECISION DRILLING ANNUAL REPORT 2004                                          9

                                                            %                       %                      %
                                                     INCREASE                INCREASE               INCREASE
                                             2004   (DECREASE)        2003  (DECREASE)        2002 (DECREASE)
-------------------------------------------------------------------------------------------------------------
Wireline jobs performed                    45,257        17.8       38,403       24.6       30,813     (18.6)
Directional wells drilled                   2,246       (24.0)       2,954       78.6        1,654      44.1
Well testing/CPD(R) man
     days (Canada only)                    56,301         5.5       53,377        8.4       49,227     (18.1)
=============================================================================================================

2004 COMPARED TO 2003 The impact of refocusing the segment's efforts in 2003 and the development and implementation of the product line strategies in 2004 are reflected in the current year's results. Revenue increased by $178 million or 26% over 2003 to $874 million, while operating earnings increased by $41 million to $37 million. Revenue and earnings growth were driven by significant improvements in both the Wireline and Drilling & Evaluation product lines, reflecting the acquisition of Reeves Oilfield Services in 2004 and a significant increase in oilfield activity due to high commodity prices. WIRELINE SERVICES The current year results reflect an excellent year for the wireline services. Revenues generated totaled $425 million, increasing by $126 million or 42% in 2004 over 2003. Total wireline jobs performed grew to 45,257 in 2004 from 38,403 in 2003, an increase of 18%.

      Key 2004 milestones include:

   * ACQUISITION OF REEVES OILFIELD SERVICES IN MAY FOR $254 MILLION, PROVIDING ADDITIONAL REVENUES OF $87 MILLION IN 2004.

   * TURNAROUND OF THE U.S. OPERATIONS ACHIEVED THROUGH INJECTION OF ADDITIONAL MANAGEMENT AND OPERATIONS EXPERIENCE AND REORGANIZATION OF THE TECHNICAL SALES FORCE.

   * PROFITABILITY ACHIEVED IN MEXICO WITH VENEZUELA ON TRACK FOR PROFITABILITY IN 2005, DUE IN PART TO THE REDUCTION IN POLITICAL UNCERTAINTY.

   * DEPLOYMENT OF GLOBAL SERVICE DELIVERY TEAMS TO OPTIMIZE CUSTOMER DELIVERABLES AND FIELD OPERATIONS.

      As a result of the Reeves acquisition and the U.S. turnaround, our open hole business is now not only profitable, but is also set for future growth in 2005 and beyond. In 2004, Precision experienced increased competition in the cased hole wireline business, where high commodity prices, low barriers to entry and commoditization of the technology attracted new entrants into the market. Maintaining the Corporation's market share in the future will depend upon its ability to differentiate its services through the development of unique "fit for purpose" tools.

DRILLING & EVALUATION SERVICES

Revenues for the Drilling & Evaluation product line were $271 million in 2004 compared to $223 million 2003, an increase of 21%. Total wells decreased by 24% from 2003, reflecting fewer directional wells drilled and increased commoditization of the MWD technology in Canada, offset by increased utilization of premium LWD/HEL(TM) tools and RS systems internationally. Precision's focus in 2004 was to demonstrate the reliability and effectiveness of these tools, resulting in increased customer acceptance as evidenced by the growing number of wells drilled. Given the limited number of tools, although technical success has been demonstrated, positive financial impact from these operations has been limited.

      Key 2004 milestones include:

   * TWO SUCCESSFUL JOBS IN THE NORTH SEA UTILIZING RSS AND LWD/HEL(TM), PROVING PRECISION CAN DELIVER IN ONE OF THE HARSHEST ENVIRONMENTS IN THE WORLD.

   *  SUCCESSFUL QUALIFICATION TRIALS IN MIDDLE EAST MARKETS.

   * SIGNIFICANT SUCCESSES IN MEXICO AND ASIA/PACIFIC WHERE OUR SERVICE AND TOOL PERFORMANCES HAVE HAD A MEANINGFUL AND POSITIVE IMPACT ON OUR CUSTOMERS' WELL CONSTRUCTION PERFORMANCE.


PRECISION DRILLING ANNUAL REPORT 2004                                         10

   * AS PART OF OUR COMMITMENT TO DELIVER "FIT FOR PURPOSE" TOOLS, ENERGY SERVICES DEVELOPED THE COST EFFECTIVE PRECISION EMPULSE(TM) TOOL WHICH IS TARGETED AT LESS COMPLEX AND LESS HOSTILE PLAYS. THIS ENABLES REDEPLOYMENT OF LWD/HEL(TM) TOOLS TO HIGHER MARGIN REGIONS THAT ARE BETTER MATCHED TO THE TOOLS' HOSTILE ENVIRONMENT CAPABILITIES.

      In summary, successes with the LWD/HEL(TM) and RSS tools, combined with the development of the EMpulse(TM) tools resulted in solid results for 2004 and the foundation for continued growth in 2005. PRODUCTION SERVICES Production Services generated revenues of $97 million in 2004, on par with those earned in 2003. In the past four years, consistent with the controlled growth strategy, Energy Services has focused on the development of the wireline and drilling & evaluation businesses. With the foundation laid for these two businesses, the segment turned its attention to Production Services in the latter half of 2004. New management with global experience in the product line was engaged and charged to deliver and implement a strategic plan consistent with the other two Energy Services' businesses. As part of this plan, Production Services intends on capitalizing on its technical prowess in underbalanced drilling applications and to pursue geographic and service diversification to establish significant contracts outside of the Canadian market place.

      Key 2004 milestones include:

   *  THE PRODUCT LINE SIGNED ITS FIRST EARLY PRODUCTION CONTRACT IN YEMEN.

   * A CONTROLLED PRESSURE DRILLING CONTRACT WAS RE-AWARDED IN THE NORTH SEA THROUGH A COMPETITIVE BIDDING PROCESS.

   * PRECISION WAS AWARDED AND COMPLETED ITS FIRST OFFSHORE CPD(R) CONTRACT IN INDIA.

      On a geographic basis, Energy Services earned a greater proportion of its revenues outside of Canada, reflecting increased revenues from the U.S. Wireline Services and international Drilling & Evaluation businesses.

      Operational and general and administrative expenses declined as a percentage of revenue, reflecting increased economies of scale from the growth of the operation. Depreciation and amortization increased by 23% over 2003, primarily as a result of the commercialization of the LWD/HEL(TM) and RSS tools and the acquisition of Reeves. As tool utilization rates increase in 2005 and beyond, depreciation and amortization as a percentage of revenue is expected to decrease.

      Research and engineering costs increased by $6 million over 2003 to support the ongoing development of fit for purpose technology. Energy Services targets to spend 5% of its annual revenue to support ongoing growth and technological innovation.

      Foreign exchange losses of $7 million in the period resulted from increased activity in foreign jurisdictions combined with a significant weakening of the US dollar. Outside of Canada, pricing of the segment's contracts is denominated primarily in US dollars or US dollar equivalents.

2003 COMPARED TO 2002 As noted previously, 2003 was a year of transition for Energy Services, with new management changing the focus of the business from top line growth and geographic expansion to enhanced bottom line profitability. While at the end of the year the transition was not complete, significant improvements were achieved in all product lines.

      Key 2003 milestones include:

   * NON-PROFITABLE PRODUCT LINES WERE SHUT DOWN IN MANY REGIONS, ENABLING THE SEGMENT TO FOCUS ON ITS STRENGTHS IN REGIONS WHERE ECONOMIES OF SCALE WILL CONTRIBUTE TO PROFITABLE OPERATIONS.

   * IDENTIFICATION OF NON-CORE BUSINESSES OF FLEET CEMENTERS, INC. AND POLAR COMPLETIONS FOR SALE IN 2004.

   * COMPLETION OF A TECHNOLOGY REVIEW IN THE THIRD QUARTER, PROVIDING DIRECTION FOR FUTURE RESEARCH AND ENGINEERING WORK THAT CONSIDERS KEY CUSTOMER NEEDS AND REQUIREMENTS, IDENTIFIES RELATED PROJECT PARAMETERS AND SETS PRIORITIES.


PRECISION DRILLING ANNUAL REPORT 2004                                         11

      A critical factor that hampered the roll out of the new suite of Drilling & Evaluation tools in the first part of 2003 was the ability of the LWD/HEL(TM) tool to demonstrate that it could reliably perform in many geological environments. The fourth quarter saw a step change in the reliability of these tools, with the mean time between failure almost quadrupling in December and continuing into 2004. With respect to the rotary steerable tool, while several runs had been completed with over 125 hours in the hole, Precision experienced reliability challenges of the same nature encountered with the LWD/HEL(TM) tools in early 2003.

      For the year ended December 31, 2003, revenues totaled $697 million, an increase of 19% over the same period in 2002, with all of the increase driven by operations in Canada, the U.S. and Mexico. Canadian operations increased in conjunction with increased drilling activity. This higher demand for services also resulted in generally improved pricing relative to 2002. Similarly, revenue and pricing in the U.S. operations responded to the increase in the average rig count from 830 in 2002 to 1,030 in 2003. The Mexico businesses benefitted from the extension of the Burgos integrated services project and the award of additional contracts outside of that project. Combined revenue from the segment's other regional operations was flat year over year. Increased revenue associated with a large wireline contract in the Middle East was offset by reduced Controlled Pressure Drilling(R) (CPD(R)) work in the North Sea. Although improving late in the year, activity in Venezuela was also lower than 2002 as a result of the political unrest in that country.

      Profitability of the segment improved, from an operating loss of $40 million in 2002 to an operating loss of $4 million in 2003. The effort to review and rationalize businesses in the segment brought with it incremental expenses in the form of severance and closure costs and write-downs of unusable assets, totaling $15 million in 2003. Operating and general and administrative expense declined as a percentage of revenue reflecting cost reduction initiatives and economies of scale associated with certain fixed infrastructure costs.

      Research and engineering expenditures increased in 2003 as tool development programs moved from the laboratory to field operations. During the initial stages of the roll out, product support initiatives were performed by the research and engineering teams. With the commercialization of operations, this work was transferred to the operations groups in 2004.

RENTAL AND PRODUCTION
(STATED IN THOUSANDS OF CANADIAN DOLLARS)

                                                      % OF                    % OF                      % OF
YEARS ENDED DECEMBER 31,                 2004      REVENUE         2003    REVENUE          2002     REVENUE
-------------------------------------------------------------------------------------------------------------
Revenue                             $ 215,492                 $ 210,724                $ 192,840
Expenses:
     Operating                        151,323         72.5      147,911       70.2       139,781        72.5
     General and administrative        10,341          4.8       10,762        5.1         9,695         5.0
     Depreciation                      13,806          6.4       12,533        6.0        13,159         6.8
     Foreign exchange                      (4)          --          292        0.2           292         0.2
-------------------------------------------------------------------------------------------------------------
Operating earnings                  $  40,026         18.6    $  39,067       18.5     $  29,913        15.5
=============================================================================================================

                                                         %                       %                         %
                                                  INCREASE                INCREASE                  INCREASE
                                         2004   (DECREASE)         2003 (DECREASE)          2002  (DECREASE)
-------------------------------------------------------------------------------------------------------------
Equipment rental days (000's)             838          2.2          820      (34.4)          607       (34.4)
=============================================================================================================

2004 COMPARED TO 2003 Results for the Rental and Production segment in 2004 were consistent with those of 2003. The industrial plant maintenance business (carried out by CEDA, a wholly owned subsidiary) has seen a shift in its revenue base to more work coming from the Fort McMurray oilsands operations. Critical to CEDA's work at these large facilities is its maintenance of its high safety standards and performance. During 2004 the CEDA team received the Syncrude President's Award for "Most Innovative Environmental, Health and Safety Idea Implemented". This award was based on the introduction of Competency-Based Training, Safety Audits and the development of the SuperLance(TM) tool used to remove run limiting fouling in Syncrude's fluid cokers.

      The oilfield equipment rental business saw a slight increase in activity as well as pricing improvements on a number of product lines. This business continues to streamline its operations and implement management information systems that are increasing its ability to manage assets and service delivery across its organization rather than from a regional perspective.


PRECISION DRILLING ANNUAL REPORT 2004                                         12

2003 COMPARED TO 2002 REVENUE IN THE RENTAL AND PRODUCTION SEGMENT INCREASED BY 9% IN 2003 COMPARED TO 2002. BOTH THE OILFIELD EQUIPMENT RENTAL AND INDUSTRIAL PLANT MAINTENANCE OPERATIONS CONTRIBUTED TO THE INCREASE. EQUIPMENT RENTAL DAYS INCREASED IN CONJUNCTION WITH INCREASED DRILLING ACTIVITY AND OPERATING EARNINGS IN THIS BUSINESS IMPROVED SIGNIFICANTLY AS MOST EXPENSES ARE FIXED IN NATURE.

      The cornerstone of the plant maintenance operations continues to be the work performed at the oilsands projects in northern Alberta. The segment's ability to offer the complete suite of cleaning, mechanical, catalyst and dredging services required to maintain these large projects, and the continued training and development of its employees, differentiates it from its competitors. Recognition of the value this business brings to its customers has resulted in continued steady revenue growth and consistent operating margins.

OTHER ITEMS

2004 COMPARED TO 2003

CORPORATE AND OTHER EXPENSES Corporate and other expenses have increased by $13 million or 34% in 2004 compared to 2003. These costs are primarily associated with the corporate executive, human resources, internal audit, information technology, treasury, tax, and financial reporting functions. Expenses have increased in conjunction with the growth of the organization and with the increased complexities associated with Precision's continued globalization. In addition, heightened regulatory requirements, in particular those associated with the Sarbanes-Oxley Act, have resulted in increased personnel requirements.

INTEREST EXPENSE Net interest expense of $47 million increased by 34% in 2004 compared to 2003. Average net debt outstanding (borrowings less cash on hand) increased 9% as acquisitions made in 2004 were partially financed by additional borrowings. The combination of the issuance of common shares and long-term debentures to finance acquisitions and strong cash flow from operations resulted in a change in the make up of the Corporation's net debt outstanding. In the first half of 2004 a portion of net debt took the form of short-term borrowings on its bank facilities at relatively low interest rates. These short-term borrowings were replaced with long-term debentures at higher interest rates. In addition, the Corporation's cash balances have increased $101 million during 2004 with this cash being invested in short-term instruments that earn a lower return than what is paid on the outstanding debentures. Interest expense was also inflated by fees related to bridge financing facilities put in place in conjunction with acquisitions completed during the year.

INCOME TAXES The Corporation's tax rate on earnings from continuing operations before income taxes was 34% in 2004, consistent with expectations at the outset of the year. The effective tax rate in 2003 was 28%. The increase in the tax rate is the result of a number of factors. First, the Alberta government reduced tax rates by 0.5% in each of 2004 and 2003. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was $2 million in 2004 and $3 million in 2003. The lower amount in 2004 combined with higher before tax earnings resulted in a reduced impact on the Corporation's effective tax rate in 2004 than in 2003. Second, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. Due to the higher before tax earnings in 2004, the impact on the effective tax rate was lower than in 2003. The Corporation's effective tax rate is expected to be in the range of 30-35% in 2005.

2003 COMPARED TO 2002

CORPORATE AND OTHER EXPENSES Expenses in the Corporate and Other segment increased by $4 million in 2003 compared to 2002. In contrast to the prior year, variable compensation payments tied to corporate performance increased in 2003. In addition, directors' and officers' insurance premiums increased as a result of increased scrutiny of corporate governance practices of public equity market participants in North America and around the world. General and administrative expenses were also affected by the ongoing requirements surrounding Sarbanes-Oxley legislation.

INTEREST EXPENSE Net interest expense remained at approximately $35 million in 2003 and 2002. The impact of a $24 million increase in average debt outstanding was offset by reduced interest rates. As anticipated at


PRECISION DRILLING ANNUAL REPORT 2004                                         13
the end of the prior year, interest coverage, defined as operating earnings divided by net interest expense, returned to 2001 levels.

INCOME TAXES The Corporation's effective tax rate on earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization in 2003 was 28% compared to 25% in 2002. The Alberta government reduced tax rates by 0.5% in each of 2003 and 2002. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was similar in 2003 and 2002 at approximately $3 million each year. However, given the higher before tax earnings in 2003 compared to 2002, the impact of the reductions on the Corporation's effective tax rate was lower in 2003.

      Similarly, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. Due to the higher before tax earnings in 2003, the impact on the effective tax rate was lower than in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Historically the oilfield services business has been very cyclical. To manage the risk of this volatility, Precision has adhered to a philosophy of maintaining a strong balance sheet. In addition, a strong balance sheet has allowed the Corporation to grow by providing the financial flexibility to respond to attractive investment opportunities in the form of both acquisitions and internal growth. The following graph provides a historical perspective on how Precision has managed its cash flows and debt levels.

      In 2004, the Corporation incurred capital expenditures, net of dispositions of capital assets, of $253 million and disposed of investments and discontinued operations for net proceeds of $58 million. Precision also completed two significant acquisitions during the year: Reeves Oilfield Services Ltd. for cash of $254 million and international land based drilling rigs for cash of $436 million. Total capital expenditures and investments for the year, net of dispositions, was $875 million. These investments were financed by a combination of cash flow from operations, an equity issue and a long-term debt issue. Cash flow from operations contributed $445 million during the year, while the equity issue in August 2004 netted $276 million and the debt issue provided US$300 million in May 2004. In addition, the Corporation realized $55 million from the exercise of stock options. The net cash generated by these activities was more than sufficient to finance the capital expenditures and acquisitions, resulting in the repayment of $214 million of bank debt and long-term debt that was outstanding at December 31, 2003 and an increase in cash and cash equivalents by $101 million.

      The Corporation exited 2004 with a long-term debt to long-term debt plus equity ratio of 24% and a ratio of long-term debt to cash flow from operations of 161%. The long-term debt to long-term debt plus equity ratio at December 31, 2004 was well within the Corporation's target ratio of 30%, although this ratio was exceeded at June 30, 2004 with a ratio of 33% as a result of the acquisition of Reeves and the international land drilling rigs. This ratio was reduced to 24% by year-end with the completion of the aforementioned equity issue in July 2004. The Corporation has in the past, and may in the future, exceed its 30% target ratio on a temporary basis to finance an acquisition. However, the objective is to reduce the ratio to below the target within 12-18 months of an acquisition through cash flow or the raising of additional equity.

      In 2005, the Corporation expects cash flow from operations to exceed $550 million and net capital expenditures to amount to approximately $350 million. The Corporation also expects proceeds from exercising of stock options to be approximately $25 million. The Corporation currently has three long-term note issuances outstanding, totaling $719 million with maturities of $200 million in 2007, $150 million in 2010 and $369 million in 2014. All of the long-term debt has an option for early redemption; however, there would be a substantial penalty payable if redeemed prior to maturity. As there is no short-term bank debt outstanding to be repaid, it is expected that the excess cash flow generated will continue to accumulate in cash and short-term investments, assuming no material acquisitions. Given the forecasted cash flow for 2005 and the full year of income from Reeves and the land-based international drilling rigs and barring any material acquisitions, it is expected that the long-term debt to long-term debt plus equity ratio and the ratio of long-term debt to trailing cash flow will improve in 2005 over year-end 2004 figures.

      Precision has a number of committed and uncommitted lines of credit available to finance its activities. The committed facilities consist of a $335 million three-year revolving unsecured credit facility with a


PRECISION DRILLING ANNUAL REPORT 2004                                         14
syndicate led by a Canadian chartered bank. The facility currently matures in August 2007, but is extendible annually with consent of the lenders. The Corporation also has a US$50 million extendible revolving facility with Export Development Corporation, which is available for financing international projects and acquisitions. This facility has a one-year revolving period expiring December 2005, followed by a one-year term period should the revolving period not be extended. Both committed facilities have similar covenants and events of default that are the market norm for companies the size and credit quality of Precision. The facilities also have two financial covenants which are tested quarterly: total liabilities to equity of less than 1:1 and total debt to the trailing four quarters cash flow of less than 2.75:1. As at December 31, 2004, Precision was well within the financial covenant levels, and is expected to remain so for 2005. There were no borrowings outstanding under either of the committed facilities at December 31, 2004. In addition to the committed bank facilities, Precision also has a number of uncommitted operating facilities worldwide which total approximately $100 million equivalent and are utilized for working capital management and issuance of letters of credit.

      The Corporation's contractual obligations are outlined in the following table:

(STATED IN THOUSANDS OF CANADIAN DOLLARS)                        PAYMENTS DUE BY PERIOD
                                                     LESS THAN                                         AFTER
                                          TOTAL         1 YEAR     1 - 3 YEARS    4 - 5 YEARS        5 YEARS
-------------------------------------------------------------------------------------------------------------
Long-term debt                        $ 718,850          $  --       $ 200,000         $   --       $518,850
Capital lease obligations                    38             18              20             --             --
Operating leases                        101,100         32,155          48,664          9,516         10,765
-------------------------------------------------------------------------------------------------------------
Total contractual obligations         $ 819,988       $ 32,173       $ 248,684        $ 9,516       $529,615
=============================================================================================================

OUTSTANDING SHARE DATA
                                                        FEBRUARY 28          DECEMBER 31
-------------------------------------------------------------------------------------------------------------
                                                               2005                 2004                2003
-------------------------------------------------------------------------------------------------------------
Common shares                                            61,297,003           60,790,212          54,845,678
Options to purchase common shares                         3,047,269            3,347,560           3,393,194
=============================================================================================================

QUARTERLY FINANCIAL SUMMARY
(STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS,
WHICH ARE PRESENTED ON A DILUTED BASIS)
YEAR ENDED DECEMBER 31, 2004                            Q1           Q2           Q3          Q4        YEAR
-------------------------------------------------------------------------------------------------------------
Revenue                                            659,365      416,317      570,047     679,487   2,325,216
Operating earnings                                 169,631       29,037       77,074     148,711    424,453
Earnings from continuing operations                106,082       15,982       41,034      86,489    249,587
     Per share                                        1.88         0.28         0.68        1.40        4.26
Net earnings                                       100,519       15,995       42,707      88,183    247,404
     Per share                                        1.79         0.28         0.71        1.43        4.22
Funds provided by continuing operations            178,186       38,947      103,095     174,750    494,978
=============================================================================================================

YEAR ENDED DECEMBER 31, 2003                            Q1           Q2           Q3          Q4        YEAR
-------------------------------------------------------------------------------------------------------------
Revenue                                            583,313      342,246      450,942     523,646  1,900,147
Operating earnings                                 117,033       12,314       60,958      91,173    281,478
Earnings from continuing operations                 73,525        8,489       36,455      61,434    179,903
     Per share                                        1.33         0.15         0.66        1.11        3.25
Net earnings                                        83,129        8,622       35,765      52,958    180,474
     Per share                                        1.51         0.16         0.65        0.95        3.26
Funds provided by continuing operations            131,406       21,215       91,764     108,252    352,637
=============================================================================================================

FOURTH QUARTER DISCUSSION

Sustained high crude oil and natural gas prices generated a strong environment for the oilfield services business both in Canada and internationally in the fourth quarter. In addition, the acquisition of 31 internationally based drilling rigs and of Reeves Oilfield Services Ltd. in the second quarter of 2004 contributed significantly to the year over year improvement in fourth quarter earnings.

      Contract Drilling revenue of $378 million and operating earnings of $138 million increased by 30% and 39% respectively in the fourth quarter of 2004 compared to the same period of 2003. The international


PRECISION DRILLING ANNUAL REPORT 2004                                         15
drilling operation performed above expectations and contributed revenue of $74 million in the fourth quarter compared to $37 million in 2003.

      The Canadian drilling and service rig operations saw activity levels increase 4% and 13% respectively. The Canadian drilling rig fleet achieved 12,099 operating days in the fourth quarter of 2004 and the service rig fleet generated 127,694 operating hours, with activity levels being supported by continued favourable commodity prices and good weather conditions. Strong demand resulted in winter pricing being maintained throughout the summer and allowed for rate increases to be implemented for the 2004/2005 winter drilling season. Drilling revenue per operating day increased by 8% and service revenue per hour increased by 14%.

      Precision's international rig fleet numbered 48 at the end of 2004 compared to 19 at the end of 2003, with one rig sold and one rig relocated to Canada. The Corporation has greatly enhanced its presence in the eastern hemisphere with 28 rigs located in the region. Demand for rigs, especially in the Middle East, is on the rise and as a result recent contract awards have been for increased day rates. Venezuela, where we have 11 rigs, is also starting to see improved activity levels. Activity for the 10 rigs located in Mexico have been dampened somewhat by Pemex budget restrictions, however Precision has recently been awarded an extension of its integrated services contract that will maintain utilization at approximately 70% into 2006. We will also be participating in the bidding on drilling projects for other international operators in Mexico.

      Energy Services revenue increased by $62 million or 34% in the fourth quarter of 2004 compared to 2003. Operating earnings increased by $19 million over the same period. The strengthening Canadian dollar resulted in foreign exchange losses of $3 million in the current quarter compared to a negligible gain in the fourth quarter of 2003.

      The acquisition of Reeves Oilfield Services Ltd. in May accounted for half of the fourth quarter year over year revenue increase. As well, revenue for non-Reeves operations increased in all regions. Of particular note is the 123% revenue increase in Asia/Pacific and the 70% revenue increase in Latin America. In the Asia/Pacific region, we have seen growth in all our product lines in India and Bangladesh and operations in Indonesia have returned to profitability. The improvement in Latin America is due to a gradual increase in activity in Venezuela as that country pushes to get production levels back to what they were prior to the general strike. Revenue generated in the United States also increased by 23% as a result of increased land drilling activity spurred by sustained high commodity prices.

      An important milestone was achieved in the Middle East market in the fourth quarter with the completion of field trials and qualification to perform logging-while-drilling and rotary steerable work in the region. We plan to leverage this technological success and Precision's increased presence in the region to expand Energy Services' business across all its product lines.

      The Rental and Production segment saw a 14% increase in revenue and a 50% increase in operating earnings in the fourth quarter of 2004 compared to 2003. The plant maintenance business had a strong quarter with additional work coming from unplanned refinery shutdowns and from extensions of projects at the oilsands plants longer into the Christmas season than was usual. The rental operation also saw increased revenue due to increased pricing on select product lines as a result of continued strong demand for equipment.

ACCOUNTING CHANGES - STOCK-BASED COMPENSATION PLANS

Effective January 1, 2004, the Corporation adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.

      The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of $14 million (2003 - $8 million; 2002 - $6 million) or $0.22 diluted earnings per share (2003 - $0.15; 2002 - $0.11) and a reduction to opening retained earnings of $15 million at January 1, 2004 ($6 million at January 1, 2003).

CRITICAL ACCOUNTING ESTIMATES

This Management's Discussion and Analysis of Precision's financial condition and results of operations is based on its consolidated financial statements which are prepared in accordance with Canadian generally


PRECISION DRILLING ANNUAL REPORT 2004                                         16
accepted accounting principles. The Corporation's significant accounting policies are described in Note 1 to its consolidated financial statements. The preparation of these financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore these estimates may change as new events occur, more experience is acquired and as the Corporation's operating environment changes.

      The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

The Corporation performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. The Corporation's history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and gas industry and the inherent risk of successfully finding hydrocarbon reserves, a customer's ability to fulfill its payment obligations can change suddenly and without notice. In addition, many of our customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect those accounts receivable.

EXCESS AND OBSOLETE INVENTORY PROVISIONS

Quantities of inventory on hand are regularly reviewed and provisions for excess or obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required. The Energy Services segment of our operations involves the application of new technologies in its efforts to deliver superior products to our customers and therefore has a greater risk of obsolescence due to finding or developing better products. The Energy Services inventories comprise 81% of our total inventory of $114 million. These inventories are reviewed on a quarterly basis to assess the appropriateness of quantities and valuation.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, which includes property, plant and equipment, intangibles and goodwill, comprise the majority of the Corporation's assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires the Corporation to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2004 the Corporation completed its goodwill assessment incorporating the work of independent valuation experts resulting in the conclusion that there was no impairment of the carrying value.

DEPRECIATION AND AMORTIZATION

The Corporation's property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made. The high depreciation expense associated with the Energy Services segment is anticipated to improve with the optimization of equipment fleet sizes in each geographic region.

      As a result of the recent completion of a review of the useful lives of our drilling rigs and related equipment, Precision will be changing the useful life of its drilling rigs for the purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days or as previously stated, 3,650 operating days, and its drill string to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate will be applied prospectively beginning January 1, 2005.

INCOME TAXES


PRECISION DRILLING ANNUAL REPORT 2004                                         17

The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Corporation's future tax assets.

BUSINESS RISKS

CRUDE OIL AND NATURAL GAS PRICES

The price received by our customers for the crude oil and natural gas they produce has a direct impact on cash flow available for them to finance the acquisition of services provided by the Corporation.

      Prices for crude oil are established in a worldwide market in which supply and demand are subject to a vast array of economic and political influences. This results in very volatile pricing; a prime example of which is West Texas Intermediate crude oil trading at US$12 per barrel in late 1998 and in excess of US$55 per barrel at one point in 2004. Natural gas prices are established in a more "local" North American market due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of LNG. Demand for natural gas is seasonal and is correlated to heating and electricity generation requirements. Demand for natural gas and fuel oils is also affected by consumers' ability to switch from one to the other to take advantage of relative price variations.

      The Corporation partially manages the risk of volatile commodity prices, and thus volatile demand for its services, by striving to maintain cost structures that are scalable to activity levels. However, cost structures in Contract Drilling are more variable in nature than those within Energy Services. In addition, our strong balance sheet and adherence to conservative financing practices provide the resilience to withstand and benefit from downturns and upturns in the business cycle.

      North American oilfield service activity is largely focused on natural gas. One objective of the Corporation's international growth initiatives is to increase our exposure to crude oil activity in less cyclical markets.

WORKFORCE AVAILABILITY

The Corporation's ability to provide reliable services is dependent upon the availability of well trained, experienced crews to operate our field equipment. We must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

      Within Contract Drilling, our most experienced people are retained during periods of low utilization by having them fill lower level positions on our field crews. The Corporation has established training programs for employees new to the oilfield service sector and Precision works closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

      Many of our Canadian businesses are currently experiencing manpower shortages. Over 50 drilling rigs have been running without relief crews, requiring them to shut down when crews need time off. Energy Services Canadian operations have been supported by additional people and equipment brought in from other regional operations to meet peak winter demand.

WEATHER

The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas.

      Working with customers, the Corporation strives to position equipment where possible such that it can be working on location during spring breakup, limiting the need to move equipment during this time period


PRECISION DRILLING ANNUAL REPORT 2004                                         18
as much as possible. However, many uncontrollable factors affect our ability to plan in this fashion and the spring season, which can occur any time from late March through May, is traditionally our slowest time.

TECHNOLOGY

Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, underbalanced drilling, coiled tubing drilling, and methods of providing real time data during drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3-D and 4-D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

      Our ability to deliver more efficient services is critical to our continued success. The Corporation has continuously built upon its experience and teamed with customers to provide solutions to their unique problems. Our ability to design and build specialized equipment has kept us on the leading edge of technology. The success of our in-house designed and built Super Single(R) and Super Single(R) light rigs, both in Canada and abroad, is testimony of our dedication to these efforts.

      The continued development of our Energy Services segment, puts the Corporation at another level where high-end technological innovation is paramount to success. We have a team of highly qualified experienced professionals that has been assembled and working together for a number of years in state of the art testing facilities. The technologies the Corporation has developed over this time are at the commercial deployment stage, however, the success of future technological endeavors is never certain.

ACQUISITION INTEGRATION

The Corporation has worked towards its strategic objective of becoming an integrated service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue international opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to our future success.

FOREIGN OPERATIONS

Precision is working hard to export its expertise and technologies to oil and gas producing regions around the world. With this comes the risk of dealing with business and political systems that are much different than the Corporation is accustomed to in North America. The Corporation has hired employees who have experience working in the international arena and it is committed to recruiting qualified resident nationals on the staffs of all of its international operations.

MERGER AND ACQUISITION ACTIVITY

Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for our services as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

FOREIGN EXCHANGE EXPOSURE

The Corporation's international operations have revenues, expenses, assets and liabilities in currencies other than the Canadian dollar. Although the Corporation has exposure to more than 25 international currencies, the only material exposure is to the U.S. dollar and currencies which are pegged to the U.S. dollar. The Corporation's income statement, balance sheet and statement of cash flow are impacted by changes in foreign exchange rates in three main aspects.

(A) TRANSLATION OF FOREIGN CURRENCY ASSETS AND LIABILITIES TO CANADIAN DOLLAR

Some of the Corporation's international operations are considered self sustaining, while others are considered integrated, as described in Note 1 (m) of the financial statements. For self sustaining operations, assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet dates. Any unrealized translation gains and losses are deferred and included in a separate component of shareholders' equity called "cumulative translation adjustment". These cumulative currency translation adjustments are recognized into income when there has been a reduction in the net investment of the foreign operations.

      For integrated operations, non-monetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result, the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are


PRECISION DRILLING ANNUAL REPORT 2004                                         19
converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the income statement as "Foreign exchange". The Corporation has a net monetary asset position for its international operations, which are predominantly U.S. dollar based. As a result, if the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Corporation will incur a foreign exchange loss from the translation of net monetary assets of integrated operations.

      The Corporation has hedged a significant portion of its net asset position of its self-sustaining international operation by issuing US$300 million in long-term notes and designating it as a hedge. Gains or losses resulting from the translation of these notes at period end exchange rates are included in the cumulative translation adjustment account. The Corporation continually evaluates its remaining net foreign currency asset position and the appropriateness of hedging that position but does not currently hedge any of the exposure.

(B) TRANSLATION OF FOREIGN CURRENCY INCOME STATEMENT ITEMS TO CANADIAN DOLLAR

The Corporation's international operations generate revenue and incur expenses in currencies other than the Canadian dollar. As described in Note 1 (m) to the financial statements, the foreign currency based earnings are converted into Canadian dollars for purposes of financial statement consolidation. The conversion of the Corporation's international revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss as with the translation of assets described above. It does, however, result in lower or higher net profit from international operations than would have occurred had the foreign exchange rate not changed. If the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Canadian dollar equivalent of international net profit and cash flow will be negatively impacted.

      The Corporation does not currently hedge any of its exposure related to the translation of foreign currency based earnings into Canadian dollars.

(C) TRANSACTION EXPOSURE

The majority of the Corporation's international operations are transacted in U.S. dollars or U.S. dollar pegged currencies, although in most countries in which the Corporation operates there will be a certain amount of local currency expenditures. The U.S. dollar net income for international operations will not be impacted by a change in the U.S./Canadian exchange rate. The international U.S. dollar net income will be impacted, however, by a change in the U.S. dollar exchange rate vis-a-vis local currencies in which the Corporation has revenues or expenses. As with the conversion of the Corporation's foreign currency revenue and expenses to a Canadian dollar basis, this transaction exposure does not result in a foreign exchange gain or loss as with the translation of foreign currency assets described above. It does, however, result in lower or higher net income from international operations than would have occurred had foreign exchange rates not changed.

      It is the Corporation's intent to minimize the impact of currencies other than the U.S. dollar on the results of international operations. The main method of reducing this exposure is through the structure of international contracts whereby the Corporation will attempt to structure a portion of the revenue stream in local currency to offset the expected local currency expenses, with the balance of revenue paid in U.S. dollars. The Corporation may also enter into foreign exchange derivative contracts to manage residual mismatches in foreign currency cash flows, although, there are no outstanding contracts at December 31, 2004.

(D) SENSITIVITIES

Based on the Corporation's current operations, the following is an estimate of the Corporation's full year exposure to a 5% strengthening of the Canadian dollar against the U.S. dollar (i.e. for a full year relative to the December 2004 month end rate). The sensitivity is based on current level of operations and the structure of our international contracts, as well as the level of monetary assets at the end of 2004. All of these factors are subject to change during the year, which would impact the Corporation's sensitivity to changes in the Canadian/U.S. exchange rate.

ITEM                                                       IMPACT         AMOUNT
--------------------------------------------------------------------------------
Revenue                                                  Decrease    $51 million
Earnings before foreign exchange rate impact on
     foreign currency assets                             Decrease    $10 million
Foreign exchange loss on foreign currency assets         Increase     $6 million
================================================================================


PRECISION DRILLING ANNUAL REPORT 2004                                         20

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of Precision's disclosure controls and procedures as of December 31, 2004 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Corporation or its subsidiaries is made known to them.

OUTLOOK

Macro energy fundamentals remain positive as worldwide energy demand continues to be firm, supported to a large extent by the growing economies of China and India. OPEC has remained disciplined and rational with respect to managing the supply dynamics for oil and worldwide production capacity is challenged to meet growing needs. Natural gas fundamentals are also strong in the face of healthy industrial demand and ongoing production challenges. These factors, which analysts are predicting will not change in the foreseeable future, have lead to the sustainment of historically high crude oil and natural gas prices. As a result, the financial capabilities of our customers have been greatly strengthened over the past year and the returns they are generating are compelling them to increase their exploration and development spending.

      With these fundamentals as the backdrop, Precision anticipates the demand for its products and services to be very strong in 2005 and into 2006. The Canadian Association of Oilwell Drilling Contractors is forecasting over 24,000 wells to be drilled in Canada in 2005, an all time high, and we are also expecting increased overall international activity. The biggest challenge we face in filling the increased demand for our services is attracting employees with sufficient expertise and training. We will increasingly focus on recruiting, training and retaining people so that we can continue to respond to our customers needs.

      Precision has remained true to its conservative financial principles, maintaining a strong balance sheet to support the pursuit of further growth opportunities.




PRECISION DRILLING ANNUAL REPORT 2004                                         21

                     MANAGEMENT'S REPORT TO THE SHAREHOLDERS

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles
(GAAP) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

      Management has prepared Management's Discussion and Analysis (MD&A). The MD&A is based upon the Corporation's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2004 to December 31, 2003 and the years ended December 31, 2003 to December 31, 2002. Note 15 to the consolidated financial statements describes the impact on the consolidated financial statements of significant difference between Canadian and United States GAAP.

      Management maintains an appropriate system of internal control designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

      KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation's most recent annual general and special meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

      The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee's review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Corporation's internal controls. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.


HANK B. SWARTOUT                                  DALE E. TREMBLAY
CHAIRMAN OF THE BOARD, PRESIDENT                  SENIOR VICE PRESIDENT FINANCE
AND CHIEF EXECUTIVE OFFICER                       AND CHIEF FINANCIAL OFFICER
FEBRUARY 8, 2005



PRECISION DRILLING ANNUAL REPORT 2004                1

                      AUDITORS' REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.


CHARTERED ACCOUNTANTS
CALGARY, CANADA
FEBRUARY 8, 2005






PRECISION DRILLING ANNUAL REPORT 2004                2

                           CONSOLIDATED BALANCE SHEETS

(STATED IN THOUSANDS OF DOLLARS)
AS AT DECEMBER 31,                                                               2004                   2003
-------------------------------------------------------------------------------------------------------------
                                                                                          (RESTATED - NOTE 2)
ASSETS
Current assets:
     Cash and cash equivalents                                       $        122,012         $       21,370
     Accounts receivable (Note 18)                                            690,999                539,370
     Inventory                                                                114,352                 95,210
     Future income tax asset (Note 11)                                          8,711                  1,524
     Assets of discontinued operations (Note 20)                                   --                 30,508
-------------------------------------------------------------------------------------------------------------
                                                                              936,074                687,982
Property, plant and equipment, net of accumulated depreciation (Note 3)     1,945,521              1,584,954
Intangibles, net of accumulated amortization of 29,869 (2003 - $19,844)       191,665                 65,262
Goodwill (Note 4)                                                             735,413                527,443
Other assets (Note 5)                                                           9,116                  8,932
Future income tax asset (Note 11)                                              32,984                 28,699
Assets of discontinued operations (Note 20)                                        --                 35,336
-------------------------------------------------------------------------------------------------------------
                                                                     $      3,850,773         $    2,938,608
=============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank indebtedness (Note 6)                                      $             --         $      147,909
     Accounts payable and accrued liabilities (Note 18)                       340,372                258,803
     Incomes taxes payable                                                     31,103                  7,136
     Current portion of long-term debt (Note 7)                                    18                 17,158
     Future income tax liability (Note 11)                                      7,270                    791
     Liabilities of discontinued operations (Note 20)                              --                  7,191
-------------------------------------------------------------------------------------------------------------
                                                                              378,763                438,988
Long-term debt (Note 7)                                                       718,870                399,422
Future income tax liability (Note 11)                                         431,399                350,031
Future income taxes of discontinued operations (Note 20)                           --                  1,107
Non-controlling interest                                                           --                  3,771
Shareholders' equity:
     Share capital (Note 8)                                                 1,274,967                936,744
     Contributed surplus (Note 8)                                              26,024                 14,266
     Cumulative translation adjustment (Note 17)                              (20,933)                    --
     Retained earnings                                                      1,041,683                794,279
-------------------------------------------------------------------------------------------------------------
                                                                            2,321,741              1,745,289
Commitments and contingencies (Notes 10 and 19)
-------------------------------------------------------------------------------------------------------------
                                                                     $      3,850,773         $    2,938,608
=============================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Approved by the Board:

HANK B. SWARTOUT                                     PATRICK M. MURRAY
DIRECTOR                                             DIRECTOR


PRECISION DRILLING ANNUAL REPORT 2004                3

                          CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED DECEMBER 31,                                           2004            2003            2002
---------------------------------------------------------------------------------------------------------
                                                                              (RESTATED       (RESTATED
                                                                               - NOTE 2)       - NOTE 2)
Revenue                                                    $  2,325,216    $  1,900,147    $  1,550,598
Expenses:
      Operating                                               1,471,228       1,265,215       1,088,876
      General and administrative                                173,673         143,322         147,303
      Depreciation and amortization                             203,829         170,384         133,028
      Research and engineering                                   48,759          42,411          34,680
      Foreign exchange                                            3,274          (2,663)          4,357
---------------------------------------------------------------------------------------------------------
                                                              1,900,763       1,618,669       1,408,244
---------------------------------------------------------------------------------------------------------
Operating earnings                                              424,453         281,478         142,354
Interest:
      Long-term debt                                             46,963          34,492          34,378
      Other                                                         855           1,425           1,334
      Income                                                       (909)           (867)           (589)
Dividend income                                                      --              --             (39)
Gain on disposal of investments                                  (4,899)         (3,355)           (900)
---------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income
      taxes and non-controlling interest                        382,443         249,783         108,170
Income taxes: (Note 11)
      Current                                                   100,256          57,029          61,019
      Future                                                     31,302          12,851         (34,072)
---------------------------------------------------------------------------------------------------------
                                                                131,558          69,880          26,947
---------------------------------------------------------------------------------------------------------
Earnings from continuing operations
      before non-controlling interest                           250,885         179,903          81,223
Non-controlling interest                                          1,298              --              --
---------------------------------------------------------------------------------------------------------
Earnings from continuing operations                             249,587         179,903          81,223

Gain (loss) on disposal of discontinued operations (Note 20)       (616)         17,460              --
Discontinued operations, net of tax (Note 20)                    (1,567)        (16,889)          3,763
---------------------------------------------------------------------------------------------------------

Net earnings                                                    247,404         180,474          84,986
Retained earnings, beginning of year (Note 2)                   794,279         613,805         528,819
---------------------------------------------------------------------------------------------------------
Retained earnings, end of year                             $  1,041,683    $    794,279    $    613,805
=========================================================================================================

Earnings per share from continuing operations: (Note 12)
      Basic                                                $       4.32    $       3.31    $       1.51
      Diluted                                              $       4.26    $       3.25    $       1.48
---------------------------------------------------------------------------------------------------------
Earnings per share: (Note 12)
      Basic                                                $       4.28    $       3.32    $       1.58
      Diluted                                              $       4.22    $       3.26    $       1.55
=========================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



PRECISION DRILLING ANNUAL REPORT 2004                4

                      CONSOLIDATED STATEMENTS OF CASH FLOW

(STATED IN THOUSANDS OF DOLLARS)
YEARS ENDED DECEMBER 31,                                        2004             2003             2002
-------------------------------------------------------------------------------------------------------
                                                                            (RESTATED        (RESTATED
                                                                             - NOTE 2)        - NOTE 2)
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations                   $ 249,587        $ 179,903        $  81,223
     Items not affecting cash:
         Depreciation and amortization                       203,829          170,384          133,028
         Stock-based compensation                             13,837            8,001            6,174
         Future income taxes                                  31,302           12,851          (34,072)
         Gain on disposal of investments                      (4,899)          (3,355)            (900)
         Amortization of deferred financing costs              1,579            1,286            1,294
         Unrealized foreign exchange gain
           on long-term monetary items                        (1,555)         (16,433)          (2,039)
         Non-controlling interest                              1,298               --               --
-------------------------------------------------------------------------------------------------------

     Funds provided by continuing operations                 494,978          352,637          184,708
     Changes in non-cash working
         capital balances (Note 18)                          (50,178)         (99,664)           3,715
-------------------------------------------------------------------------------------------------------
                                                             444,800          252,973          188,423
Discontinued operations (Note 20):
     Funds provided by (used in) discontinued operations       3,689             (309)          10,512
     Changes in non-cash working capital
         balances of discontinued operations                    (447)           5,763              288
-------------------------------------------------------------------------------------------------------
                                                               3,242            5,454           10,800
Investments:
     Business acquisitions, net of cash acquired (Note 14)  (679,814)          (6,800)          (4,594)
     Purchase of property, plant and equipment              (282,224)        (314,921)        (267,794)
     Purchase of intangibles                                    (320)              (6)          (4,198)
     Proceeds on sale of property, plant and equipment        29,940           24,423           32,449
     Proceeds on disposal of investments                       8,665           10,966            1,872
     Investments                                                 (90)          (1,080)          (5,672)
     Proceeds on disposal of discontinued operations          49,299           67,274               --
-------------------------------------------------------------------------------------------------------
                                                            (874,544)        (220,144)        (247,937)
Financing:
     Increase in long-term debt                              522,136           85,228          119,380
     Repayment of long-term debt                            (173,260)        (145,657)        (102,275)
     Deferred financing costs on long-term debt               (5,612)              --               --
     Issuance of common shares, net of costs                 276,428               --               --
     Issuance of common shares on exercise of options         55,361           23,613           25,756
     Change in bank indebtedness                            (147,909)           2,588            9,937
-------------------------------------------------------------------------------------------------------
                                                             527,144          (34,228)          52,798
-------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                        100,642            4,055            4,084
Cash and cash equivalents, beginning of year                  21,370           17,315           13,231
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $ 122,012        $  21,370        $  17,315
=======================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


PRECISION DRILLING ANNUAL REPORT 2004                5

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

Precision Drilling Corporation (the "Corporation") is a global oilfield services company providing a broad range of drilling, production and evaluation services.

      The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

1.    SIGNIFICANT ACCOUNTING POLICIES:

(A)   PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly-owned at December 31, 2004. In 2004, the Corporation disposed of its one partially owned subsidiary.

(B)   CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash and short term investments with maturities of three months or less.

(C)   INVENTORY

      Inventory is primarily comprised of operating supplies and spare parts and is carried at the lower of average cost and replacement cost.

(D) PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are carried at cost, including costs of direct material, labour, and indirect overhead for manufacturing items. Where costs are incurred to extend the useful life of property, plant and equipment or to increase its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.

      Drilling rig equipment is depreciated by the unit-of-production method based on 3,650 drilling days with a 20% salvage value. Drill pipe and drill collars are depreciated over 1,100 drilling days and have no salvage value. Service rig equipment is depreciated by the unit-of-production method based on 24,000 hours for single and double rigs and 48,000 hours for heavy double rigs. Service rigs have a 20% salvage value.

      Field technical equipment is depreciated by the straight-line method over periods ranging from 2 to 10 years.

      Rental equipment is depreciated by the straight-line method over periods ranging from 10 to 15 years. Other equipment is depreciated by the straight-line method over periods ranging from 3 to 10 years.

      Light duty vehicles are depreciated by the straight-line method over 4 years. Heavy duty vehicles are depreciated by the straight-line method over periods ranging from 7 to 10 years.

      Buildings are depreciated by the straight-line method over periods ranging from 10 to 30 years.

(E)   INTANGIBLES

      Intangibles, which are comprised of acquired technology and customer relationships, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 5 to 20 years.

(F)   GOODWILL

      Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Corporation's reporting segments that are expected to benefit from the business combination.

      Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in


PRECISION DRILLING ANNUAL REPORT 2004                6
which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of reporting a segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(G)   LONG LIVED ASSETS

      On a periodic basis, management assesses the carrying value of long lived assets for indications of impairment. Indications of impairment include items such as an ongoing lack of profitability and significant changes in technology. When an indication of impairment is present, the Corporation tests for impairment by comparing the carrying value of the asset to its net recoverable amount. If the carrying amount is greater than the net recoverable amount, the asset is written down to its estimated fair value.

(H)   INVESTMENTS

      Investments in shares of associated companies, over which the Corporation has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

(I)   DEFERRED FINANCING COSTS

      Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

(J)   INCOME TAXES

      The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Income tax expense is the sum of the Corporation's provision for current income taxes and the difference between opening and ending balances of the future income tax assets and liabilities.

(K)   REVENUE RECOGNITION

      The Corporation's services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

(L)   EMPLOYEE BENEFIT PLANS

      At December 31, 2004, approximately 36% of the Corporation's employees were enrolled in the Corporation's retirement plans. The majority participate in defined contribution plans with approximately 3% of participating employees enrolled in a defined benefit plan.

      Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.

      The Corporation accrues the cost of pensions earned by employees under its defined benefit plan, which is actuarially determined using the projected benefit method pro-rated on services and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at quoted market value at the balance sheet date. The discount rate used to calculate the interest cost on the accrued benefit obligation is the long-term market rate at the balance sheet date. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamortized actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market value of plan assets is amortized over EARSL.

      The Corporation has entered into an employment agreement with a senior officer, which provides for a one-time payment upon retirement. The amount of this retirement allowance increases by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit is accrued and charged to earnings on a straight-line basis over the ten year period.

(M)   FOREIGN CURRENCY TRANSLATION


PRECISION DRILLING ANNUAL REPORT 2004                7

      Accounts of the Corporation's integrated foreign operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

      Accounts of the Corporation's self-sustaining operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Assets and liabilities are translated at the year-end exchange rate.

      Gains or losses resulting from these translation adjustments are included in the cumulative translation adjustment account in shareholders' equity.

      Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.

      Gains and losses arising on translation of long-term debt designated as a hedge of self-sustaining foreign operations are deferred and included in the cumulative translation adjustment account in shareholders' equity on a net of tax basis.

(N)   HEDGING RELATIONSHIPS

      The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation's net investment in certain self-sustaining foreign operations as a result of changes in foreign exchange rates.

      To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation's risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at the hedge's inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the hedged item.

(O)   STOCK-BASED COMPENSATION PLANS

      The Corporation has equity incentive plans, which are described in Note 8. The fair value of common share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. Upon exercise of the share purchase option, the associated amount is reclassified from contributed surplus to share capital. Consideration paid by employees upon exercise of share purchase options is credited to share capital.

(P)   RESEARCH AND ENGINEERING

      Research and engineering costs are charged to income as incurred. Costs associated with the development of new operating tools and systems are expensed during the period unless the recovery of these costs can be reasonably assured given the existing and anticipated future industry conditions. Upon successful completion and field testing of the tools and systems, any deferred costs are transferred to the related capital asset accounts.

(Q)   PER SHARE AMOUNTS

      Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of options and shares repurchased from the related proceeds.

(R)   COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform to the current financial statement presentation.

2.    ACCOUNTING CHANGES:


PRECISION DRILLING ANNUAL REPORT 2004                8

      STOCK-BASED COMPENSATION PLANS

      Effective January 1, 2004, the Corporation adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.
      The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of $13.8 million (2003 - $8.2 million; 2002 - $6.3 million) or $0.22 diluted earnings per share (2003 - $0.15; 2002 - $0.11) and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).

3.    PROPERTY, PLANT AND EQUIPMENT:
                                                                             ACCUMULATED            NET BOOK
2004                                                        COST             DEPRECIATION              VALUE
-------------------------------------------------------------------------------------------------------------
Rig equipment                                      $   1,462,009            $   397,987          $ 1,064,022
Field technical equipment                                713,729                190,153              523,576
Rental equipment                                          77,246                 32,117               45,129
Other equipment                                          287,764                126,372              161,392
Vehicles                                                 109,749                 38,558               71,191
Buildings                                                 80,313                 17,636               62,677
Land                                                      17,534                     --               17,534
-------------------------------------------------------------------------------------------------------------
                                                   $   2,748,344            $   802,823          $ 1,945,521
=============================================================================================================

                                                                             ACCUMULATED            NET BOOK
2003                                                        COST             DEPRECIATION              VALUE
-------------------------------------------------------------------------------------------------------------
Rig equipment                                      $   1,128,300            $   324,097          $   804,203
Field technical equipment                                601,752                113,617              488,135
Rental equipment                                          77,640                 30,128               47,512
Other equipment                                          198,821                 95,105              103,716
Vehicles                                                  88,329                 23,444               64,885
Buildings                                                 76,589                 15,603               60,986
Land                                                      15,517                     --               15,517
-------------------------------------------------------------------------------------------------------------
                                                   $   2,186,948            $   601,994          $ 1,584,954
=============================================================================================================

4.    GOODWILL:

-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002 (1)                                                                    $  546,921
Disposal of subsidiaries                                                                              (9,229)
Reduction of carrying amounts related to discontinued operations                                      (5,982)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003 (1)                                                                       531,710
Acquisitions                                                                                         222,617
Effect of foreign exchange on goodwill of self-sustaining foreign operations                         (15,621)
Reduction of carrying amounts related to discontinued operations                                      (3,293)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                                                                        $  735,413
=============================================================================================================

(1) INCLUDES AMOUNTS ASSIGNED TO DISCONTINUED OPERATIONS

5.    OTHER ASSETS:
                                                                                2004                    2003
-------------------------------------------------------------------------------------------------------------
Deferred financing costs, net of accumulated amortization              $       9,116            $      5,083
Investments, at cost less provision for impairment                                --                   3,539
Investments, at equity                                                            --                     310
-------------------------------------------------------------------------------------------------------------
                                                                       $       9,116            $      8,932
=============================================================================================================

6.    BANK INDEBTEDNESS:

      At December 31, 2004, the Corporation had available $63.0 million and US$30.7 million under uncommitted credit facilities, of which none had been drawn (December 31, 2003 - $17.9 million).


PRECISION DRILLING ANNUAL REPORT 2004                9

Availability of these facilities was reduced by outstanding letters of credit in the amount of $33.3 million. Interest rates on the facilities are calculated at the respective lending institution's prime interest rate less an applicable margin ranging from zero to 0.75%.

      At December 31, 2003, the Corporation had included $130.0 million of borrowings under its extendible revolving unsecured facility in bank indebtedness, as the funds were used to finance working capital.

7.    LONG-TERM DEBT:
                                                            2004            2003
--------------------------------------------------------------------------------
Unsecured debentures-- Series 1                     $    200,000    $    200,000
Unsecured debentures-- Series 2                          150,000         150,000
Unsecured notes, US$300.0 million                        368,850              --
EDC facility (US$2,639)                                       --           3,459
EDC facility (US$20,000)                                      --          26,214
EDC facility (US$20,190)                                      --          26,463
Extendible revolving unsecured facility                       --           9,815
Other                                                         38             629
--------------------------------------------------------------------------------
                                                         718,888         416,580
Less amounts due within one year                              18          17,158
--------------------------------------------------------------------------------
                                                    $    718,870    $    399,422
================================================================================

      The $200.0 million 6.85% Series 1 unsecured debentures mature June 26, 2007 and have an effective interest rate of 7.44% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

      The $150.0 million 7.65% Series 2 unsecured debentures mature October 27, 2010 and have an effective interest rate of 7.71% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

      The US$300.0 million 5.625% unsecured notes mature June 1, 2014 and have an effective interest rate of 5.71% after taking into account deferred financing costs. The notes are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a United States treasury security with the same maturity, and par.

      The $3.5 million unsecured term financing facility with Export Development Canada (EDC) matured on January 20, 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.8%.

      The $26.2 million unsecured term financing facility with EDC was repaid and cancelled in 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.9%.

      The Corporation has a three year revolving unsecured facility of $335.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. The facility matures August 31, 2007 and is renewable annually at the option of the lenders. Advances are available to the Corporation under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Corporation's credit rating and the percentage of the total facility outstanding, which at December 31, 2004 resulted in a margin of 0.8%. The facility is extendible annually at the option of the lenders. No amounts were drawn on this facility at December 31, 2004. As at December 31, 2003, the Corporation had drawn $139.8 million under this facility, of which $130.0 million was included in bank indebtedness as the funds were used to finance working capital. The facility requires that the Corporation maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1.

      The Corporation has a US$50 million unsecured facility with EDC maturing on December 8, 2005 and bearing interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's margin on its $335 million three year revolving unsecured credit facility, which at


PRECISION DRILLING ANNUAL REPORT 2004                10

December 31, 2004 resulted in a margin of 0.8%. The facility is extendible upon mutual agreement between the Corporation and EDC, or can be converted, at the Corporation's option, to a term loan repayable in two equal semi-annual installments. No amounts were drawn on this facility at December 31, 2004. At December 31, 2003, the Corporation had drawn $26.5 million (US$20.2 million) under this facility. The facility requires that the Corporation maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1.

      Principal repayments after 2004 are as follows:

-------------------------------------------------------------------------------------------------------------
2005                                                                                           $          18
2006                                                                                                      20
2007                                                                                                 200,000
2010 and thereafter                                                                                  518,850
-------------------------------------------------------------------------------------------------------------
                                                                                               $     718,888
=============================================================================================================

8.    SHARE CAPITAL:

(A)   AUTHORIZED

      o unlimited number of non-voting cumulative convertible redeemable preferred shares without nominal or par value;
      o    unlimited number of common shares without nominal or par value.

(B)   ISSUED

COMMON SHARES:                                                                      NUMBER            AMOUNT
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                      53,176,038       $   887,160
     Options exercised - cash consideration                                        890,715            25,756
                       - reclassification from contributed surplus                      --               171
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                      54,066,753       $   913,087
     Options exercised - cash consideration                                        778,925            23,613
                       - reclassification from contributed surplus                      --                44
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                                      54,845,678       $   936,744
     Issuance of common shares, net of costs and related tax effect              4,400,000           280,783
     Options exercised - cash consideration                                      1,544,534            55,361
                       - reclassification from contributed surplus                      --             2,079
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                                                      60,790,212       $1,274,967
=============================================================================================================

      In the third quarter of 2004, the Corporation issued 4,400,000 common shares at US$49.80 for net proceeds of approximately $276.5 million. Proceeds of the offering were primarily used to repay indebtedness incurred in connection with the acquisition of all of the issued and outstanding shares of Reeves Oilfield Services Ltd.

(C)   CONTRIBUTED SURPLUS

-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                                       $        --
Stock-based compensation expense                                                                       6,279
Reclassification to common shares on exercise of options                                                (171)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                                       $     6,108
Stock-based compensation expense                                                                       8,202
Reclassification to common shares on exercise of options                                                 (44)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                                                       $    14,266
Stock-based compensation expense                                                                      13,837
Reclassification to common shares on exercise of options                                              (2,079)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                                                                       $    26,024
=============================================================================================================

(D)   EQUITY INCENTIVE PLANS

      The Corporation has equity incentive plans under which a combined total of 3,941,132 options to purchase common shares are reserved to be granted to employees and directors. Of the amount reserved, 3,347,560 options have been granted. Under these plans, the exercise price of each option equals the market


PRECISION DRILLING ANNUAL REPORT 2004                11
value of the Corporation's stock on the date of the grant and an option's maximum term is 10 years. Options vest over a period from 1 to 4 years from the date of grant as employees or directors render continuous service to the Corporation.

      A summary of the equity incentive plans as at December 31, 2002, 2003 and 2004, and changes during the periods then ended is presented below:

                                                                                     WEIGHTED
                                                                                      AVERAGE
                                             OPTIONS               RANGE OF          EXERCISE        OPTIONS
                                         OUTSTANDING         EXERCISE PRICE             PRICE    EXERCISABLE
-------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2001           4,406,281       $  13.50 - 65.90         $   35.21      1,217,428
     Granted                                 786,050          41.06 - 52.61             48.77
     Exercised                              (890,715)         13.50 - 44.38             28.92
     Cancelled                              (182,288)         25.50 - 65.90             40.19
-------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 2002           4,119,328       $  13.50 - 65.90         $   38.93      1,627,777
     Granted                                 416,000          49.28 - 51.04             50.61
     Exercised                              (778,925)         13.50 - 51.00             30.34
     Cancelled                              (363,209)         31.05 - 65.90             44.89
-------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 2003           3,393,194       $  13.50 - 65.90         $   41.69      2,038,198
     Granted                               1,690,500          40.25 - 72.63             63.53
     Exercised                            (1,544,534)         13.50 - 57.55             35.83
     Cancelled                              (191,600)         31.05 - 65.90             51.36

-------------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2004           3,347,560       $  31.05 - 72.63         $   54.87      1,290,151
=============================================================================================================

      The range of exercise prices for options outstanding at December 31, 2004 are as follows:

                                                     TOTAL OPTIONS OUTSTANDING            EXERCISABLE OPTIONS
-------------------------------------------------------------------------------------------------------------
                                                                      WEIGHTED
                                                          WEIGHTED     AVERAGE                       WEIGHTED
                                                          AVERAGE    REMAINING                       AVERAGE
                                                         EXERCISE  CONTRACTUAL                       EXERCISE
RANGE OF EXERCISE PRICES:                NUMBER             PRICE  LIFE (YEARS)        NUMBER           PRICE
-------------------------------------------------------------------------------------------------------------
$  31.05 - 39.99                        321,250          $  37.29         0.68        291,875        $  37.92
   40.00 - 49.99                        585,910             44.02         3.26        449,226           43.28
   50.00 - 59.99                        911,975             52.60         4.40        547,175           52.41
   60.00 - 69.99                      1,477,425             63.79         4.61          1,875           65.10
   70.00 - 72.63                         51,000             72.63         4.75             --              --
-------------------------------------------------------------------------------------------------------------
$  31.05 - 72.63                      3,347,560          $  54.87         3.94      1,290,151        $  45.97
=============================================================================================================

      In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2004 was $15.66 (2003 - $19.48; 2002 - $20.85) based on the date of grant valuation using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.44% (2003 - 3.47%; 2002 - 4.53%), average expected life of 2.97 years (2003 - 3.42 years; 2002 - 3.88 years) and expected volatility of 32.33% (2003 - 47%; 2002 - 49%).

      For the year ended December 31, 2004, stock-based compensation costs included in net earnings totaled $13.8 million (2003 - $8.2 million; 2002 - $6.3 million).

9.    EMPLOYEE BENEFIT PLANS:

      The Corporation has registered pension plans covering a significant number of its employees. Of participating employees, approximately 97% participate in the defined contribution plan and approximately 3% participate in the defined benefit plan.

(A)   DEFINED CONTRIBUTION PLAN

      Under the defined contribution plan, the Corporation matches individual contributions up to 5% of the employee's compensation. Expense under the defined contribution plan in 2004 was $7.3 million (2003 - $7.5 million, 2002 - $6.9 million).

(B)   DEFINED BENEFIT PLANS


PRECISION DRILLING ANNUAL REPORT 2004                12

      The defined benefit plans were acquired as part of the Reeves Oilfield Services Ltd. acquisition in 2004 (see Note 14) and have been closed to new employees since the date of acquisition. The latest actuarial valuations of the defined benefit pension plans were at December 31, 2004. The measurement date used to determine plan assets and accrued benefit obligation was December 31, 2004. Significant actuarial assumptions adopted in measuring the Corporation's accrued benefit obligation at the measurement date included a liability discount rate of between 5.5% and 6.0%, an expected long-term rate of return on plan assets of between 5.8% and 6.4% and a rate of compensation increase of between 3.8% and 5.0%, excluding promotions. At the measurement date, the plans had an unfunded deficit of $13.5 million as accrued benefit obligations of $41.5 million exceeded plan assets of $28.0 million. The Corporation will contribute to the plans in 2005. The unfunded deficit liability is included in accounts payable and accrued liabilities on the consolidated balance sheet.

      Expense under the defined benefit plans in 2004 totaled $1.1 million.

(C)   RETIREMENT ALLOWANCE

      With respect to the retirement allowance described in Note 1(l), the Corporation charged $335,000 to earnings in 2004 (2003 - $351,000; 2002 -
$371,000) and at December 31, 2004 had accrued a total of $2.7 million, which amount is included in accounts payable and accrued liabilities.

10.   COMMITMENTS:

      The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $101.1 million. Payments over the next five years are as follows:

-------------------------------------------------------------------------------------------------------------
2005                                                                                              $  32,155
2006                                                                                                  23,018
2007                                                                                                  15,252
2008                                                                                                  10,394
2009                                                                                                   9,516
=============================================================================================================

      Rent expense included in the statements of earnings is as follows:

-------------------------------------------------------------------------------------------------------------
2004                                                                                              $   23,158
2003                                                                                                  23,924
2002                                                                                                  18,085
=============================================================================================================

11.   INCOME TAXES:

      The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

                                                                   2004              2003               2002
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
      income taxes and non-controlling interest              $  382,443         $ 249,783         $  108,170
Income tax rate                                                     36%               36%                39%
-------------------------------------------------------------------------------------------------------------
Expected income tax provision                                $  137,679         $  89,922         $   42,186
Add (deduct):
      Non-deductible expenses                                     7,315             2,380              2,084
      Income taxed in jurisdictions with lower tax rates        (19,006)          (14,062)           (13,450)
      Non-deductible stock-based compensation                     3,378             2,880              2,408
      Non-taxable disposition of investment                          --            (2,327)                --
      Other                                                       4,088           (5,925)            (3,730)
-------------------------------------------------------------------------------------------------------------
                                                                133,454            72,868             29,498
Reduction of future tax balances due to
      substantively enacted tax rate reductions                  (1,896)           (2,988)            (2,551)
-------------------------------------------------------------------------------------------------------------
                                                             $  131,558         $  69,880         $   26,947
=============================================================================================================
Effective income tax rate                                           34%               28%                25%
=============================================================================================================

      In 2004, the Province of Alberta enacted a 1.0% reduction in tax rates (2003 - 0.5%; 2002 - 0.5%). These reductions have been reflected as a reduction in future tax expense in the respective years.


PRECISION DRILLING ANNUAL REPORT 2004                13

      The Corporation's operations are complex and computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities, however, management believes the provision for income taxes is adequate.

      The net future tax liability is comprised of the tax effect of the following temporary differences:

                                                                                 2004                   2003
-------------------------------------------------------------------------------------------------------------
Liabilities:
     Property, plant and equipment and intangibles                        $   354,876            $   290,371
     Operations of a partnership with different tax year                      124,251                 92,163
     Deferred financing costs                                                   1,584                  1,774
-------------------------------------------------------------------------------------------------------------
                                                                          $   480,711            $   384,308
-------------------------------------------------------------------------------------------------------------
Assets:
     Losses carried forward                                               $    83,425            $    87,487
     Valuation allowance                                                      (15,140)               (24,056)
     Accrued liabilities                                                       15,452                   278
-------------------------------------------------------------------------------------------------------------
                                                                               83,737                 63,709
-------------------------------------------------------------------------------------------------------------
                                                                          $   396,974            $   320,599
=============================================================================================================

      The Corporation has available losses of $246.8 million of which, after valuation allowances, the benefit of $203.8 million has been recognized. These losses expire depending upon the year incurred and various limitations under tax codes in the jurisdictions in which the losses were incurred.

      During 2004, $7.5 million, representing future tax expense on foreign exchange gains associated with the Corporation's US$300 million unsecured notes was charged to the cumulative translation adjustment account in shareholders' equity.

12.   PER SHARE AMOUNTS:

      The following table summarizes the common shares used in calculating earnings per share:

FOR THE YEARS ENDED DECEMBER 31,                                            2004          2003          2002
-------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding - basic                        57,827        54,430        53,702
Effect of stock options                                                      778           869         1,113
-------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding - diluted                      58,605        55,299        54,815
=============================================================================================================

13.   SIGNIFICANT CUSTOMERS:

      During the years ended December 31, 2004, 2003 and 2002, no one customer accounted for more than 10% of the Corporation's revenue.

14.   ACQUISITIONS:

      Acquisitions have been accounted for by the purchase method with results of operations acquired included in the financial statements from the effective date of acquisition. The details of acquisitions for the past three years are as follows.

      During the year ended December 31, 2004, in accordance with the Corporation's globalization and technology advancement strategies, the Corporation completed several acquisitions, the most significant of which were:

      (a) -On May 14, 2004, the Corporation acquired all of the issued and outstanding shares of Reeves Oilfield Services Ltd. (Reeves), including a 56.5% interest in Allegheny Wireline Services, Inc. (Allegheny). On October 14, 2004, the Corporation acquired the remaining 43.5% interest in Allegheny. In the intervening period from the date of acquisition of Reeves to the acquisition of the remaining interest in Allegheny, earnings attributable to non-controlling interest totaled $1.3 million. Reeves provides open hole and cased hole logging services to the oil and gas industry with operations in Canada, the United States, Australia, Africa, Europe and the Middle East. Intangible assets acquired relate entirely to intellectual property. The Reeves operations have been included in the Energy Services segment.

      (b) -On May 21, 2004, the Corporation acquired land drilling assets, located in Venezuela and the Middle East, from GlobalSantaFe Corporation (GlobalSantaFe). Intangible assets acquired relate to non-


PRECISION DRILLING ANNUAL REPORT 2004                14
competition agreements and customer contracts. The GlobalSantaFe operations have been included in the Contract Drilling segment.

                                                 REEVES      GLOBALSANTAFE           OTHER             TOTAL
-------------------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
     Working capital                          $  23,000(1)      $   12,463        $     60        $   35,523
     Intangible assets                          106,900             33,138              --           140,038
     Property, plant and equipment               41,730            296,655           1,547           339,932
     Goodwill (no tax basis)                    118,531            103,956             130           222,617
     Non-controlling interest in
       earnings of intervening period             1,298                 --              --             1,298
     Future income taxes                        (37,732)            (9,720)             --           (47,452)
-------------------------------------------------------------------------------------------------------------
                                              $ 253,727         $  436,492        $  1,737        $  691,956
=============================================================================================================
Consideration:
     Cash                                     $ 253,727         $  436,492        $  1,737        $  691,956
=============================================================================================================

(1) INCLUDES CASH OF $12,142

      In February 2003, the Corporation completed the acquisition of the operating assets of MacKenzie Caterers (1984) Ltd. (MacKenzie), a provider of oilfield camp and catering services in western Canada, for $6.8 million. No value was assigned to intangibles or goodwill.

      In September 2002, the Corporation acquired the business assets of NightHawk Vacuum Services Ltd. (NightHawk) for $3.1 million. NightHawk provided oilfield vacuum services in northern Alberta and British Columbia. No value was assigned to intangibles or goodwill. In addition, the Corporation paid $1.5 million in additional consideration in conjunction with an acquisition made in 2001. This consideration was payable based on the development of a commercially viable technology and was accounted for as goodwill.

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

      These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

(A)   INCOME TAXES

      In 2000 the Corporation adopted the liability method of accounting for future income taxes without restatement of prior years. As a result, the Corporation recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards (SFAS) No. 109, which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. In 2002, 2003 and 2004 the U.S. GAAP financial statements would reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings. An additional charge to retained earnings of $3.5 million would be required related to amortization of this goodwill in 2001. (B) STOCK-BASED COMPENSATION

      In 2004, under Canadian GAAP, the Corporation adopted the fair value of accounting for stock-based compensation with restatement of prior years for share purchase options granted after January 1, 2002. U.S. GAAP allows the use of either the intrinsic method, as prescribed by Accounting Principles Board
(APB) Opinion 25, or the fair value method as prescribed by SFAS 123. Where companies elect to use the intrinsic method, disclosure of the impact of using the fair value method is required.

      Application of the intrinsic method in accordance with APB Opinion 25 would have resulted in an increase in net income of $13.8 million for 2004 (2003
- $8.2 million, 2002 - $6.3 million) and with a corresponding increase in shareholders' equity. Had the Corporation determined compensation based on the fair value at the date of grant for its options under SFAS 123, net earnings in accordance with U.S. GAAP would have been $247.8 million in 2004, $180.7 million in 2003 and $80.9 million in 2002. Basic earnings per share would have been $4.28 in 2004, $3.32 in 2003 and $1.51 in 2002.

(C)   ACQUISITIONS


PRECISION DRILLING ANNUAL REPORT 2004                15

      Under U.S. GAAP, when significant acquisitions have occurred, supplemental disclosure is required on a pro forma basis of the results of operations for the current prior periods as though the business combination had occurred at the beginning of the period unless it is not practicable to do so. At December 31, 2004, the Corporation did not have access to sufficient information to provide this disclosure.

(D)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R Share Based Payment - An Amendment of FASB Statement Nos. 123 and 95. The Statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Companies will be required to recognize an expense for compensation cost related stock-based compensation on a basis consistent with SFAS 123 for periods beginning on or after June 15, 2005.

      The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,                                          2004               2003               2002
-------------------------------------------------------------------------------------------------------------
Net earnings under Canadian GAAP                           $   247,404         $  180,474         $   84,986
Adjustments under U.S. GAAP:
     Stock-based compensation expense                           13,837              8,202              6,279
-------------------------------------------------------------------------------------------------------------
Net income under U.S. GAAP                                     261,241            188,676             91,265
Cumulative Translation Adjustment                              (20,933)                --                 --
-------------------------------------------------------------------------------------------------------------
Comprehensive Income under U.S. GAAP                       $   240,308         $  188,676         $   91,265
=============================================================================================================
Earnings per share under U.S. GAAP:
     Basic                                                 $      4.52         $     3.47         $     1.70
     Diluted                                               $      4.46         $     3.41         $     1.66
=============================================================================================================

CONSOLIDATED BALANCE SHEETS

                                                 DECEMBER 31, 2004                     DECEMBER 31, 2003
                                          AS REPORTED        U.S. GAAP          AS REPORTED        U.S. GAAP
-------------------------------------------------------------------------------------------------------------
Current assets                           $    936,074      $   936,074         $  687,982         $  687,982
Property, plant and equipment               1,945,521        1,945,521          1,584,954          1,584,954
Intangibles                                   191,665          191,665             65,262             65,262
Goodwill                                      735,413          798,442            527,443            590,472
Other assets                                    9,116            9,116              8,932              8,932
Future income tax asset                        32,984           32,984             28,699             28,699
Long-term assets of
     discontinued operations                       --               --             35,336             35,336
-------------------------------------------------------------------------------------------------------------
                                         $  3,850,773      $ 3,913,802         $2,938,608         $3,001,637
=============================================================================================================

Current liabilities                      $    378,673      $   378,763         $  438,988         $  438,988
Long-term debt                                718,870          718,870            399,422            399,422
Future income taxes                           431,399          431,399            350,031            350,031
Future income taxes of
     discontinued operations                       --               --              1,107              1,107
Non-controlling interest                           --               --              3,771              3,771
Shareholders' equity                        2,321,741        2,384,770          1,745,289          1,808,318
-------------------------------------------------------------------------------------------------------------
                                         $  3,850,773      $ 3,913,802         $2,938,608         $3,001,637
=============================================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS
The application of U.S. accounting principles would have no impact on the consolidated statement of cash flows, except that under U.S. accounting principles, no subtotal for funds provided by continuing operations before changes in non-cash working capital balances is allowed.

16.   SEGMENTED INFORMATION:


PRECISION DRILLING ANNUAL REPORT 2004                16

      The Corporation operates in three industry segments. Contract Drilling includes drilling rigs, service rigs and hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Energy Services (formerly Technology Services) includes Wireline, Drilling & Evaluation and Production Services. Rental and Production includes oilfield equipment rental services and industrial process services.

                                     CONTRACT            ENERGY      RENTAL AND     CORPORATE
2004                                 DRILLING          SERVICES      PRODUCTION     AND OTHER          TOTAL
-------------------------------------------------------------------------------------------------------------
Revenue                           $ 1,235,410      $    874,314     $ 215,492     $        --    $ 2,325,216
Operating earnings                    399,487            36,719        40,026         (51,779)       424,453
Research and engineering                   --            48,759            --              --         48,759
Depreciation and amortization          92,161            92,477        13,806           5,385        203,829
Total assets                        1,920,893         1,627,572       179,521         122,787      3,850,773
Goodwill                              350,941           355,770        28,702              --        735,413
Capital expenditures*                 110,192           136,091        17,201          19,060        282,544
=============================================================================================================

                                     CONTRACT            ENERGY      RENTAL AND     CORPORATE
2003                                 DRILLING          SERVICES      PRODUCTION     AND OTHER          TOTAL
-------------------------------------------------------------------------------------------------------------
Revenue                           $   992,824      $    696,599     $ 210,724     $        --    $ 1,900,147
Operating earnings                    284,850            (3,847)       39,067         (38,592)       281,478
Research and engineering                   --            42,411            --              --         42,411
Depreciation and amortization          77,725            75,174        12,533           4,952        170,384
Total assets                        1,423,036         1,287,458       166,300          61,814      2,938,608
Goodwill                              257,531           241,340        28,572              --        527,443
Capital expenditures*                  99,034           177,756        15,158          22,979        314,927
=============================================================================================================

                                     CONTRACT            ENERGY      RENTAL AND     CORPORATE
2002                                 DRILLING          SERVICES      PRODUCTION     AND OTHER          TOTAL
-------------------------------------------------------------------------------------------------------------
Revenue                           $   770,147      $    586,180     $ 192,840     $     1,431    $ 1,550,598
Operating earnings                    183,859           (40,033)       29,913         (31,385)       142,354
Research and engineering                   --            34,680            --              --         34,680
Depreciation and amortization          62,524            52,991        13,159           4,354        133,028
Total assets                        1,312,459         1,143,282       240,842          79,164      2,775,747
Goodwill                              257,531           241,340        28,572              --        527,443
Capital expenditures*                  50,686           189,092        22,346           9,868        271,992
=============================================================================================================
*  EXCLUDES BUSINESS ACQUISITIONS

      The Corporation's operations are carried on in the following geographic locations:

2004                                                            CANADA      INTERNATIONAL              TOTAL
-------------------------------------------------------------------------------------------------------------
Revenue                                                   $  1,476,212         $  849,004       $  2,325,216
Assets                                                       2,234,848          1,615,925          3,850,773
=============================================================================================================

2003                                                            CANADA      INTERNATIONAL              TOTAL
-------------------------------------------------------------------------------------------------------------
Revenue                                                   $  1,333,926         $  566,221       $  1,900,147
Assets                                                       2,121,832            816,776          2,938,608
=============================================================================================================

2002                                                            CANADA      INTERNATIONAL              TOTAL
-------------------------------------------------------------------------------------------------------------
Revenue                                                   $  1,007,069         $  543,529       $  1,550,598
Assets                                                       2,081,200            694,547          2,775,747
=============================================================================================================


17.   FINANCIAL INSTRUMENTS:

(A)   FAIR VALUE

      The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt, exclusive of the unsecured debentures and notes, approximates its carrying value as it bears interest at floating rates.

      The fair values of the unsecured debentures and notes have been calculated with reference to the year end prevailing interest and foreign exchange rates and are as follows:


PRECISION DRILLING ANNUAL REPORT 2004                17

                                                         DECEMBER 31, 2004               DECEMBER 31, 2003
($ MILLIONS)                                    CARRYING VALUE     FAIR VALUE   CARRYING VALUE    FAIR VALUE
-------------------------------------------------------------------------------------------------------------
Unsecured debentures - Series 1                          200.0          215.4            200.0         216.2
Unsecured debentures - Series 2                          150.0          174.5            150.0         170.8
Unsecured notes, US$300.0 million                        368.9          384.8               --            --
=============================================================================================================

(B)   CREDIT RISK

      Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Corporation views the credit risks on these amounts as normal for the industry. As at December 31, 2004 the Corporation's allowance for doubtful accounts was $13.7 million (December 31, 2003 - $16.0 million). (C) INTEREST RATE RISK

      The Corporation manages its exposure to interest rate fluctuations through the issuance of fixed rate borrowings. As at December 31, 2004, all of the Corporation's debt was subject to fixed interest rates.

(D)   FOREIGN CURRENCY RISK

      The Corporation is exposed to foreign currency fluctuations in relation to its international operations. To manage a portion of this exposure, the Corporation has designated the US$300.0 million notes as a hedge against foreign currency fluctuations of its investment in self-sustaining foreign operations. A foreign exchange gain of $43.1 million associated with these notes has been included in the cumulative translation adjustment account in shareholders' equity.

18.   SUPPLEMENTAL INFORMATION:

                                                               2004                 2003                2002
-------------------------------------------------------------------------------------------------------------
Interest paid                                          $     46,335         $     36,721         $    35,660
Income taxes paid                                            74,694               43,994              89,856

Components of change in non-cash working capital balances:
       Accounts receivable                             $   (136,858)        $   (112,161)        $    13,941
       Inventory                                              3,090               (6,709)            (12,100)
       Accounts payable and accrued liabilities              62,660                2,854              19,521
       Income taxes payable                                  20,930               16,352             (17,647)
-------------------------------------------------------------------------------------------------------------
                                                       $    (50,178)        $    (99,664)        $     3,715
=============================================================================================================

      The components of accounts receivable are as follows:

                                                                                    2004                2003
-------------------------------------------------------------------------------------------------------------
Trade                                                                       $    470,679         $   358,445
Accrued trade                                                                    154,815             133,926
Prepaids and other                                                                65,505              46,999
-------------------------------------------------------------------------------------------------------------
                                                                            $    690,999         $   539,370
=============================================================================================================

      The components of accounts payable and accrued liabilities are as follows:

                                                                                    2004                2003
-------------------------------------------------------------------------------------------------------------
Accounts payable                                                            $    179,679         $    62,626
Accrued liabilities
       Payroll                                                                    76,596              43,741
       Unfunded pension deficit                                                   13,526                  --
       Other                                                                      70,571             152,436
-------------------------------------------------------------------------------------------------------------
                                                                            $    340,372         $   258,803
=============================================================================================================

19.   CONTINGENCIES:

      The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. One such case relates to a former agent of the Corporation in Indonesia who has sued in Indonesia civil courts seeking, among other things, damages of US$17.5 million in a suit filed in 2002 and damages of US$0.7 million in a suit filed in 2003. At


PRECISION DRILLING ANNUAL REPORT 2004                18
intermediate appeal, damages in the first suit have been reduced to US$4.0 million and a further appeal is continuing. All claims against the Corporation in the second suit were rejected at trial. In addition, criminal charges against principals of the former Indonesia agent have been laid by the state in connection with this matter and are at trial. The outcome of this and other claims against the Corporation is not determinable at this time, however, their ultimate resolution in not expected to have a material adverse effect on the Corporation.

      The Corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be acquired.

20.   DISCONTINUED OPERATIONS:

      On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers, Inc. for proceeds of $25.7 million. On May 7, 2004, the Corporation sold the assets of the Polar Completions division for proceeds of $15.0 million, subject to working capital adjustments. On August 31, 2004, the Corporation sold its 65% interest in United Diamond Ltd. for proceeds of $8.5 million. Additional proceeds in the amount of up to $9.5 million are receivable with respect to the sale of United Diamond Ltd., contingent upon the extent of future business undertaken between the Corporation and United Diamond Ltd. No portion of the $9.5 million of contingent proceeds has been recognized. These assets were included in what is now called the Energy Services segment (previously Technology Services) and were disposed of as they were not a core component to the Corporation's energy services globalization strategy.

      Effective January 1, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment, for $60.0 million cash. Energy Industries designed and manufactured modularized natural gas compression packages. These assets were included in the Rental and Production segment and were disposed of as they were not a core component to the Corporation's globalization strategy.

      In May 2003, the Corporation sold its 50% interest in Energy Equipment Rentals General partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Both entities were components of the Contract Drilling segment and were disposed of as they were not a core component to the Corporation's contract drilling globalization strategy.

      Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:

                                                                   2004            2003            2002
--------------------------------------------------------------------------------------------------------
Revenue
      Energy Industries                                    $         --    $         --    $     81,563
      Fleet Cementers, Polar Completions
         and United Diamond                                      23,885          65,936          53,187
      Other                                                          --             560           3,802
--------------------------------------------------------------------------------------------------------
                                                           $     23,885    $     66,496    $    138,552
========================================================================================================

Gain on disposal of Energy Industries                      $         --    $     13,071    $         --
Gain on disposal of EER and OD&E                                     --           4,389              --
Loss on disposal of Fleet Cementers' assets                        (362)             --              --
Loss on disposal of United Diamond                                 (254)             --              --
--------------------------------------------------------------------------------------------------------
                                                           $       (616)   $     17,460    $         --
========================================================================================================
Results of operations before income taxes
      Energy Industries                                    $         --    $         --    $     13,545
      Fleet Cementers, Polar Completions
         and United Diamond                                       4,999          (8,155)         (2,116)
      Other                                                          --              49          (1,154)
      Writedown of assets held for sale                          (6,117)        (10,799)             --
--------------------------------------------------------------------------------------------------------
                                                                 (1,118)        (18,905)         10,275
Income tax expense (recovery)                                      (933)         (3,768)          5,361
--------------------------------------------------------------------------------------------------------
Results of operations, before non-controlling interest             (185)        (15,137)          4,914
      Non-controlling interest                                    1,382           1,752           1,151
--------------------------------------------------------------------------------------------------------
                                                                 (1,567)        (16,889)          3,763
Discontinued operations                                    $     (2,183)   $        571    $      3,763
========================================================================================================


PRECISION DRILLING ANNUAL REPORT 2004                19

      The following table provides additional information with respect to amounts included in the balance sheet as assets and liabilities held for sale:

                                                                              2004                 2003
---------------------------------------------------------------------------------------------------------
Accounts receivable                                              $              --           $   12,637
Inventory                                                                       --               16,360
Other                                                                           --                1,511
---------------------------------------------------------------------------------------------------------
                                                                 $              --           $   30,508
=========================================================================================================
Property, plant and equipment                                    $              --           $   30,306
Goodwill                                                                        --                4,267
Other                                                                           --                  763
---------------------------------------------------------------------------------------------------------
                                                                 $              --           $   35,336
=========================================================================================================
Accounts payable and accrued liabilities                         $              --           $    6,452
Other                                                                           --                  739
---------------------------------------------------------------------------------------------------------
                                                                 $              --                7,191
=========================================================================================================
Future income taxes                                              $              --           $    1,107
=========================================================================================================

      The following table provides additional information with respect to amounts included in the statements of cash flow related to discontinued operations:

                                                                   2004            2003            2002
---------------------------------------------------------------------------------------------------------
Net earnings (loss) of discontinued operations             $     (2,183)   $        571    $      3,763
Items not affecting cash:
      Loss (gain) on disposal of discontinued operations            616         (17,460)             --
      Depreciation and amortization                               1,163           8,744           8,401
      Writedown of assets of discontinued operations              3,293          10,799              --
      Stock-based compensation                                       --             201             105
      Future income taxes                                          (582)         (4,916)         (2,908)
      Non-controlling interest                                    1,382           1,752           1,151
---------------------------------------------------------------------------------------------------------
Funds provided by (used in) discontinued operations        $      3,689    $       (309)   $     10,512
=========================================================================================================

      Components of change in non-cash working capital balances:

                                                                   2004            2003            2002
---------------------------------------------------------------------------------------------------------
Accounts receivable                                        $        401    $      1,485    $     16,888
Inventory                                                           618           3,608          (9,416)
Accounts payable and accrued liabilities                         (3,835)          1,709          (4,263)
Income taxes payable                                              2,369          (1,039)         (2,921)
---------------------------------------------------------------------------------------------------------
                                                           $       (447)   $      5,763    $        288
=========================================================================================================

21.   GUARANTEES:

      The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for such indemnities as the Corporation's obligations under them are not probable and estimable.



PRECISION DRILLING ANNUAL REPORT 2004                20

                        MANAGEMENT INFORMATION CIRCULAR


                          AS OF FEBRUARY 28, 2005, EXCEPT AS OTHERWISE PROVIDED. FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
                                                      TO BE HELD ON MAY 10, 2005

SOLICITATION OF PROXIES BY MANAGEMENT

THIS MANAGEMENT INFORMATION CIRCULAR (the "Circular") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF PRECISION DRILLING CORPORATION ("Precision" or the "Corporation") to be used at the Annual and Special Meeting of the Shareholders of the Corporation (the "Meeting") to be held in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on the 10th day of May 2005 at 3:00 o'clock in the afternoon, (Calgary time) and at any adjournment thereof, for the purposes set forth in the enclosed Notice of Meeting accompanying this Management Information Circular. The Corporation has retained, for a fee, the services of Georgeson Shareholder Communications Canada Inc. ("Georgeson") to assist it in the solicitation of proxies from shareholders of the Corporation for the Meeting. If you have any questions about the information contained in this circular or require assistance in completing your form of Proxy, please contact Georgeson at 1-877-288-2178. It is expected that the solicitation will be done by mail, electronically, by telephone or in person. The Corporation estimates that the costs which might be incurred for such solicitation could be up to $80,000. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT SUCH SHAREHOLDER AT THE MEETING OTHER THAN HANK B. SWARTOUT OR DALE E. TREMBLAY. TO EXERCISE THIS RIGHT THE SHAREHOLDERS MAY INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED THEREIN AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE FORM OF PROXY.

      Instruments of proxy must be deposited at Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, not less than 48 hours before the time for holding the Meeting. A proxy must be executed by the shareholder or his attorney authorized in writing or, if such Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized.

      An instrument of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or an attorney thereof duly authorized, and deposited either with Computershare Trust Company of Canada at the address described above at any time up to and including the last day of business preceding the day of the Meeting or at any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits, the proxy shall be revoked.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them where voting is by way of a show of hands or by ballot. In the absence of such direction, such shares will be voted, for the approval of the election of the nominees hereinafter set forth as directors of the Corporation, for the re-appointment of KPMG LLP Chartered Accountants as Auditor of the Corporation, for approval of the Common Share split and for the approval of the

2005 Stock OptionPlan. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations in the matters outlined in the accompanying Notice of Meeting or any other business which may properly come before the Meeting. The management of the Corporation knows of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at February 28, 2005 the Corporation had outstanding 61,297,033 Common Shares, each carrying the right to one vote per share. The record date for determination of the persons entitled to receive notice of and attend and vote at the Meeting is March 21, 2005. The Common Shares are the only class of voting shares of the Corporation which are issued and outstanding. The directors and senior officers of the Corporation do not know of any person or company beneficially owning, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all of the issued and outstanding Common Shares of the Corporation.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the fiscal years ended December 31, 2004 and December 31, 2003 together with the report of the Corporation and Auditors thereon, are included in the Annual Report which has been mailed to the shareholders of the Corporation with this Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.    ELECTION OF DIRECTORS

The Business Corporations Act (Alberta) contemplates that directors who are elected, hold office for a term expiring not later than the close of the next annual meeting of shareholders following their election or until their successors are elected or they vacate their office in accordance with the By-Laws of the Corporation. It is proposed that seven directors will be elected to office at the Meeting. The persons named in the enclosed form of proxy intend to vote for the election of the persons named herein. It is not contemplated that nominees will be unable to serve as directors, but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.
      The following table states the name and age of the proposed directors of the Corporation, his province or state and country of residence, together with all other positions and offices with the Corporation now held by him, his principal occupation or employment, the year in which he was first elected a director of the Corporation, the number of Options held by him that are exercisable for Common Shares of the Corporation and the number of Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, as of the date hereof.

NAME, AGE  AND RESIDENCE       PRINCIPAL OCCUPATION OF EMPLOYMENT         DIRECTOR SINCE  SHARES OWNED  OPTIONS HELD
--------------------------------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn (2)(3)      Chairman, True Energy Inc.                September, 1992         6,300        10,000
Age : 51
Edmonton, Alberta, Canada

--------------------------------------------------------------------------------------------------------------------
Robert J. S. Gibson (1)(3)     President, Stuart & Company Limited            June, 1996        24,000        10,000
Age: 58
Calgary, Alberta, Canada

--------------------------------------------------------------------------------------------------------------------
Patrick M. Murray (1)          Chairman and Chief Executive Officer,          July, 2002         5,000        15,000
Age: 62                        Dresser, Inc.
Dallas, Texas, USA

--------------------------------------------------------------------------------------------------------------------

NAME, AGE  AND RESIDENCE       PRINCIPAL OCCUPATION OF EMPLOYMENT         DIRECTOR SINCE  SHARES OWNED  OPTIONS HELD
--------------------------------------------------------------------------------------------------------------------
Fred W. Pheasey (2)(3)         Executive Vice President,                      July, 2002           Nil        20,000
Age: 62                        National Oilwell, Inc.
Edmonton, Alberta, Canada

--------------------------------------------------------------------------------------------------------------------
Robert L. Phillips (2)(3)      Corporate Director                           May 11, 2004         1,000        20,000
Age: 54
Vancouver,
British Columbia, Canada

--------------------------------------------------------------------------------------------------------------------
Hank B. Swartout               Chairman of the Board, President and
Age: 53                        Chief Executive Officer of the Corporation     July, 1987       424,089       900,000
Calgary, Alberta, Canada

--------------------------------------------------------------------------------------------------------------------
H. Garth Wiggins (1)           Principal, Kenway Mack Slusarchuk Stewart
Age: 56                        Chartered Accountants
Calgary, Alberta, Canada                                                 September, 1997         6,100        10,000
--------------------------------------------------------------------------------------------------------------------

Notes:
(1) Audit Committee Member
(2) Compensation Committee Member
(3) Corporate Governance and Nominating Committee Member


2. APPOINTMENT OF AUDITORS

The nominees named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP, Chartered Accountants, as Auditor of the Corporation to hold office until the next annual meeting of shareholders. Should for any reason the said firm be unwilling or unable to accept the re-appointment, the nominees named reserve the right to vote for the appointment of another auditor in their discretion.

3.    COMMON SHARE SPLIT

At the Meeting, shareholders will be asked to vote on a special resolution (the "Special Resolution") amending the Corporation's Articles to divide the issued and outstanding Common Shares on a two for one basis (the "Share Split").

      The trading price of the Common Shares has increased from $57.48 (US$44.80) on January 5, 2004 to $75.52 (US$62.80) on December 31, 2004. The
trading price of Common Shares has continued to increase this year, recently reaching an all time high of $97.50 (US$79.28) on March 4, 2004.

      The Board of Directors believes that the Share Split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a board lot more affordable.

      Under existing Canadian income tax law and taking into account all published proposals for amendments, the proposed subdivision of Common Shares will not result in taxable income or in any gain or loss to the holders of Common Shares. In computing any gain or loss on the disposition of the Common Shares, holders of Common Shares will be required to reduce the adjusted cost base of each Common Share to an amount equal to one-half of the adjusted cost base of each Common Share currently held.

      Also, under existing United States federal income tax law, generally the proposed subdivision of Common Shares will not result in taxable income or in any gain or loss to the holders of Common Shares. The tax basis in the existing Common Shares will generally be allocated proportionately among the Common Shares held after the completion of the proposed subdivision, resulting in a tax basis in each Common Share that is one-half of the basis of the Common Shares held immediately prior to the subdivision. The holding period of the Common Shares held after the proposed subdivision will include the holding period of the existing Common Shares for purposes of determining whether a subsequent sale of Common Shares qualifies as a short-term or long-term capital gain or loss. If a holder has two or more lots of Common Shares, bought at different dates and prices, special rules apply and the holder should consult his or her tax advisor regarding the method for allocating the tax basis and for determining the holding period of each Common Share. Other rules may apply to holders who are subject to special provisions under the U.S. Internal Revenue Code.

      If the Special Resolution is passed at the Meeting and the Share Split is implemented, Articles of Amendment will be filed to divide the Common Shares and shareholders of record as of the close of business on a date to be determined by the Corporation, expected to be May 20, 2005 (the "Record Date"), will keep their current share certificates and will be provided with additional share certificates representing the additional Common Shares to which they are entitled as a result of the Share Split. It is currently expected that the Corporation or its transfer agent, Computershare Trust Company of Canada, will mail such certificates on or about May 30, 2005 (the "Mailing Date"). Currently outstanding share certificates representing Common Shares should be retained by the holders thereof and should not be forwarded to the Corporation or its transfer agent. Pursuant to the rules of the Toronto Stock Exchange, the Common Shares will commence trading on a subdivided basis at the opening of business on the second trading day preceding the Record Date. On that same date Common Shares listed on the New York Stock Exchange ("NYSE") will commence trading with rights entitling holders to an additional Common Share for each Common Share held upon commencement of trading Common Shares on a split basis on the NYSE. Pursuant to the rules of the NYSE, the Common Shares will commence trading on a subdivided basis on that exchange one business day after the Mailing Date.

      To be effective, the resolution to amend the Articles to give effect to the Share Split must be passed by two-thirds of the votes cast thereon by the shareholders at the Meeting. The text of the Special Resolution is set out below. The Board of Directors unanimously recommends that shareholders vote in favour of this resolution. The persons designated in the enclosed voting instruction form or form of proxy, unless instructed otherwise, intend to vote FOR the foregoing resolution.

TEXT OF SPECIAL RESOLUTION

BE IT RESOLVED as a special resolution that:

      1. Pursuant to section 173 of the Business Corporations Act (Alberta) (the "Act"), the Articles of the Corporation be amended to divide the issued and outstanding Common Shares on a two-for-one basis;

      2. Any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including without limitation, Articles of Amendment, and to do all such acts and things, including without limitation, delivering such Articles of Amendment to the Director under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

      3. The directors of the Corporation may, in their discretion, without further approval of the shareholders, revoke this special resolution at any time before the issue of a Certificate of Amendment in respect of the foregoing.

4.    APPROVAL OF THE 2005 STOCK OPTION PLAN

The Corporation established a new Stock Option Plan on March 9, 2005 (the "2005 Plan") which provides for the issuance of that number of Common Shares, including Common Shares reserved for issuance under previous stock option plans, equal to up to 10% of the issued and outstanding Common Shares of the Corporation. A copy of the 2005 Plan is attached hereto as Schedule "B". The previous stock option plans of the Corporation (the "Previous Plans") provide for the future issuance of an aggregate of 3,941,132 Common Shares upon the exercise of options granted pursuant to such Previous Plans.

      In accordance with policies of the Toronto Stock Exchange, it is proposed that the 2005 Plan, in the form set forth in Schedule "B" hereto, be approved by the shareholders at the Meeting.

      The following chart provides more detail with respect to the previous stock option plans of the Corporation, all of which were approved by shareholders of the Corporation.

                                                                              PERCENTAGE OF                  PERCENTAGE OF
                                                                        OUTSTANDING OPTIONS              AVAILABLE OPTIONS
                        NO. OF OPTIONS  NO. OF OPTIONS   NO. OF OPTIONS      TO OUTSTANDING     OPTIONS     TO OUTSTANDING
STOCK OPTION PLAN    ORIGINALLY LISTED       EXERCISED      OUTSTANDING       COMMON SHARES   AVAILABLE      COMMON SHARES
--------------------------------------------------------------------------------------------------------------------------
1996 Plan #1                   435,266         435,266               --              0.0000          --             0.0000
1996 Plan #2                 1,217,462       1,216,762               --              0.0000         700             0.0012
1996 Plan #3                   590,988         581,988            5,000              0.0082       4,000             0.0066
1997 to 2000 Plan #4         3,339,526       2,830,369          409,917              0.6742      99,240             0.1632
2001 Plan #5                 1,405,180         589,100          764,450              1.2573      51,630             0.0849
2002 Plan #6                   891,363         204,623          617,268              1.0152      69,472             0.1143
2003 Plan #7                   400,000              --          200,000              0.3289     200,000             0.3289
2004 Plan #8                 1,518,955              --        1,350,925              2.2219     168,030             0.2763
--------------------------------------------------------------------------------------------------------------------------
TOTAL                        9,798,740       5,858,108        3,347,560              5.5057     593,072             0.9754
==========================================================================================================================

Note: An additional 500 options are reserved pursuant to a stock option plan implemented prior to 1996 Plan #1.

      All of the numbers in this chart (other than the Total amounts) are as at December 31, 2004, and as at that date, 60,801,192 Common Shares were issued and outstanding.

      In addition to the foregoing, the Corporation provides the following summary information with respect to the 2005 Plan:

ELIGIBLE PARTICIPANTS

The eligible participants under the 2005 Plan includes a person who is an officer, employee or director of the Corporation or its subsidiaries and the Board of Directors may at any time, and from time to time, designate those optionees who are to be granted an option pursuant to the 2005 Plan and grant an option to such optionees. However, the Board of Directors shall have the right to delegate to the President of the Corporation the administration and operation of the 2005 Plan and the right to designate optionees and grant options to such optionees, with the exception of grants of options to directors and the President. In addition, no option shall be granted to any director of the Corporation who is not an officer of the Corporation if such grant could result, at any time, in the total number of Common Shares issuable to all directors of the Corporation who are not officers of the Corporation pursuant to the exercise of options exceeding 0.5% of the issued and outstanding Common Shares of the Corporation.

OPTIONS TO INSIDERS

The number of Common Shares issuable (or reserved for issue) to insiders under all security based compensation arrangements shall not at any time exceed 10% of the issued and outstanding Common Shares and the number of Common Shares issued to insiders under all security based compensation arrangements, within a one year period shall not exceed 10% of the issued and outstanding Common Shares.

MAXIMUM OPTIONS AVAILABLE TO ANY INDIVIDUAL

THE AGGREGATE NUMBER OF COMMON SHARES RESERVED FOR ISSUANCE TO ANY ONE INDIVIDUAL PURSUANT TO THE 2005 PLAN AND THE PREVIOUS PLANS SHALL NOT EXCEED 5% OF THE ISSUED AND OUTSTANDING COMMON SHARES OF THE CORPORATION.

EXERCISE PRICE

THE 2005 PLAN PROVIDES THAT THE EXERCISE PRICE OF AN OPTION GRANTED UNDER THE 2005 PLAN SHALL BE AS DETERMINED BY THE BOARD OF DIRECTORS WHEN SUCH OPTION IS GRANTED, SUBJECT TO ANY LIMITATIONS IMPOSED BY ANY RELEVANT STOCK EXCHANGE OR REGULATORY AUTHORITY AND SHALL NOT BE LESS THAN AN AMOUNT EQUAL TO THE MARKET VALUE OF THE COMMON SHARES. THE MARKET VALUE MEANS THE PER SHARE CLOSING PRICE OF THE COMMON SHARES ON THE TORONTO STOCK EXCHANGE ON THE TRADING DAY IMMEDIATELY PRECEDING THE DATE OF SUCH GRANT PROVIDING THAT SUCH PRICE MUST NOT BE LOWER THAN THE CLOSING PRICE ON THE TORONTO STOCK EXCHANGE ON THAT DAY.

VESTING OF OPTIONS

THERE ARE NO RESTRICTIONS ON THE VESTING OF OPTIONS AND VESTING IS DEALT WITH IN THE INDIVIDUAL STOCK OPTION AGREEMENTS. HOWEVER, THE 2005 PLAN AND THE PREVIOUS PLANS PROVIDE THAT VESTING OF OPTIONS MAY BE ACCELERATED BY THE DIRECTORS IN THE EVENT OF:

1.    a change of control of the Corporation; or

2. in the case of an outside director who retires as a director due to the implementation of the Corporation's policy that directors must retire from the Board due to a term limit of no more than 14 years or due to an age limit of greater than 69 years in which case all outstanding and unvested options may be exercised within 60 days of the date of termination of such director.

MAXIMUM TERMS OF OPTIONS

THE MAXIMUM TERM OF AN OPTION GRANTED PURSUANT TO THE 2005 PLAN IS FIVE YEARS FROM THE DATE OF THE GRANT.

CESSATION OF ENTITLEMENT

THE 2005 PLAN AND THE PREVIOUS PLANS, PROVIDE FOR THE SAME CESSATION OF ENTITLEMENT WHICH INCLUDES:

1. in the case of death of an optionee, the right to exercise an option shall extend to the earlier of one year after the date of death or the expiry date of the option set forth in the stock option agreement to the extent such option was exercisable by optionee on the date of death of the optionee; and

2. in the case of termination or cessation of employment of an optionee for any reason (other than death), the right to exercise an option shall be limited to and shall expire on the earlier of 60 days after the date of termination or cessation or the expiry date of the option set forth in the stock option agreement, to the extent such option was exercisable by optionee on the date of termination of such employment.

ASSIGNABILITY

NO RIGHT OR INTEREST OF ANY OPTIONEE IN OR UNDER THE 2005 PLAN IS ASSIGNABLE OR TRANSFERABLE EXCEPT BY BEQUEATH OR THE LAWS OF DESCENT AND DISTRIBUTION.

AMENDMENT OF THE PLAN

THE CORPORATION MAY, IN ITS DISCRETION, SUBJECT TO STOCK EXCHANGE AND ANY OTHER APPROPRIATE REGULATORY APPROVAL AND SHAREHOLDER APPROVAL, IF REQUIRED BY ANY RELEVANT STOCK EXCHANGE, AMEND OR TERMINATE THE 2005 PLAN AT ANY TIME. NO SUCH AMENDMENT OR TERMINATION WILL, WITHOUT THE CONSENT OF AN OPTIONEE, ALTER OR IMPAIR ANY RIGHTS WHICH HAVE ACCRUED TO AN OPTIONEE PRIOR TO THE EFFECTIVE DATE THEREOF. IN ADDITION, THE CORPORATION MAY AMEND OR TERMINATE THE 2005 PLAN AT ANY TIME IN ORDER TO CONFORM TO APPLICABLE LAW OR REGULATION, WHETHER OR NOT SUCH AMENDMENT OR TERMINATION WOULD AFFECT ANY ACCRUED RIGHTS.

FINANCIAL ASSISTANCE

NO FINANCIAL ASSISTANCE HAS BEEN PROVIDED BY THE CORPORATION TO ANY PARTICIPANT UNDER ANY STOCK OPTION PLAN TO FACILITATE THE PURCHASE OF SECURITIES UNDER SUCH PLANS.

TEXT OF ORDINARY RESOLUTION

THE RESOLUTION TO APPROVE THE 2005 PLAN MUST BE PASSED BY A MAJORITY OF THE VOTES CAST THEREON BY THE SHAREHOLDERS. THE TEXT OF THE ORDINARY RESOLUTION IS SET OUT BELOW. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THIS RESOLUTION. THE PERSONS DESIGNATED IN THE ENCLOSED VOTING INSTRUCTION FORM OR FORM OF PROXY, UNLESS INSTRUCTED OTHERWISE, INTEND TO VOTE FOR THE FOREGOING RESOLUTION.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. THE CORPORATION'S 2005 STOCK OPTION PLAN SUBSTANTIALLY IN THE FORM APPENDED TO THE MANAGEMENT INFORMATION CIRCULAR OF THE CORPORATION DATED MARCH 9, 2005, AS SCHEDULE B, BE AND THE SAME IS HEREBY RATIFIED, CONFIRMED AND APPROVED; AND

2. ANY ONE OFFICER OR DIRECTOR OF THE CORPORATION BE AND IS HEREBY AUTHORIZED ON BEHALF OF AND IN THE NAME OF THE CORPORATION TO TAKE ALL NECESSARY STEPS AND PROCEEDINGS, TO EXECUTE, DELIVER AND FILE ANY AND ALL DECLARATIONS, AGREEMENTS, DOCUMENTS AND OTHER INSTRUMENTS AND TO DO ALL SUCH OTHER ACTS AND THINGS, WHETHER UNDER CORPORATE

      SEAL OF THE CORPORATION OR OTHERWISE) THAT MAY BE NECESSARY OR DESIRABLE TO GIVE EFFECT TO THE PROVISIONS OF THIS RESOLUTION.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION TABLE

The following table sets forth all annual and long-term compensation, in Canadian dollars, of the individuals who were, at December 31, 2004, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated Executive Officers (collectively the "Named Executive Officers"), for the 2004, 2003, and 2002 financial years of the Corporation.

                                      ANNUAL COMPENSATION                            LONG-TERM COMPENSATION
----------------------------------------------------------------------------------------------------------------------------
                                                                                      AWARDS           PAYOUTS
                                                                                      ------------------------
                                                                              SECURITIES     SHARES OR
                                                                     OTHER         UNDER UNITS SUBJECT                   ALL
                                                                    ANNUAL  OPTIONS/SARS     TO RESALE    LTIP         OTHER
NAME AND                      FISCAL     SALARY        BONUS  COMPENSATION       GRANTED  RESTRICTIONS PAYOUTS  COMPENSATION
PRINCIPAL POSITION (1)          YEAR        ($)       ($)(1)        ($)(2)           (#)        ($)        ($)        ($)(3)
----------------------------------------------------------------------------------------------------------------------------
Swartout, Hank B.(4)            2004    831,000(5) 3,200,000                     200,000                            138,520
President and Chief             2003    800,000    1,870,000                     200,000                            147,800
Executive Officer               2002    550,000           --                     200,000                            163,750
----------------------------------------------------------------------------------------------------------------------------

Tremblay, Dale E.               2004    260,000(5)   500,000                           _                              8,250
Senior Vice President Finance   2003    250,000      500,000                          --                              7,750
and Chief Financial Officer     2002    250,000           --                      37,500                              6,750
----------------------------------------------------------------------------------------------------------------------------

Kelly, Ian E.                   2004(6) 169,000(5)   300,000                      80,000                              8,454
Senior Vice President             --         --           --                          --                                 --
International Drilling            --         --           --                          --                                 --

King, John R.                   2004    274,000(5)   530,000                      90,000                              8,250
Senior Vice President           2003(7) 177,000      345,000                      60,000                              7,356
Energy Services                 2002         --           --                          --                                 --

----------------------------------------------------------------------------------------------------------------------------
McNulty, Michael J.             2004    208,000(5)   400,000                          --                              8,250
Senior Vice President           2003    194,000      400,000                      42,500                              7,750
Operations Finance              2002    170,000       90,000                          --                              6,750
----------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The amounts listed are the bonus amounts earned during the year indicated and relate to performance criteria which was met for that year, but the cash amounts, if applicable are actually paid during the next year.

(2) "Other Annual Compensation" did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of the Named Executive Officers.

(3) Amount includes company RRSP contributions.

(4) Mr. Swartout is entitled to a retiring allowance established in 1996, which contemplates an amount equal to US $1,500,000 plus US $100,000 which is accumulated for each year commencing on April 30, 1996, and for ten years thereafter.

(5) Amount reflects 27 pay periods in 2004, rather than the normal 26, and amount shown for Mr. Kelly also includes the one additional pay period.

(6) Amount reflects the period from May 15 to December 31, 2004.

(7) Amount reflects the period from March 14 to December 31, 2003.

OPTION/SAR GRANTS DURING FINANCIAL YEAR ENDED DECEMBER 31, 2004

                                                                                   MARKET VALUE OF
                             SECURITIES           % OF TOTAL                 SECURITIES UNDERLYING
                                  UNDER         OPTIONS/SARS        EXERCISE   OPTIONS/SARS ON THE
                           OPTIONS/SARS GRANTED TO EMPLOYEES   OR BASE PRICE         DATE OF GRANT         EXPIRATION
NAME                     GRANTED (#)(1)    IN FINANCIAL YEAR    ($/SECURITY)       ($/SECURITY)(2)               DATE
---------------------------------------------------------------------------------------------------------------------
Swartout, Hank B.               100,000                 5.92           56.75                 56.75          Dec 31/10
                                100,000                 5.92           63.73                 63.73          Dec 31/10
---------------------------------------------------------------------------------------------------------------------
Tremblay, Dale E.                    --                   --              --                    --                 --
---------------------------------------------------------------------------------------------------------------------
Kelly, Ian E.                    80,000                 4.73           63.73                 63.73         June 30/09
---------------------------------------------------------------------------------------------------------------------
King, John R.                    60,000                 3.55           64.70                 64.70        March 31/09
---------------------------------------------------------------------------------------------------------------------
McNulty, Michael J.                  --                   --              --                    --                 --
---------------------------------------------------------------------------------------------------------------------

Notes:
(1) Options are exercisable for Common Shares of the Corporation and, except for those issued to Hank Swartout after January 2001, vest over a four year period with a maximum term being five years. Options issued to Hank Swartout after January 2001 vest one year after the issue date and are exercisable until the earlier of December 31, 2010 or sixty days after he ceases to be employed full-time by the Corporation.

(2) The exercise price of all stock options are based upon the closing price on the Toronto Stock Exchange on the last trading day preceding the date of the grant.

AGGREGATED OPTION EXERCISES/SAR EXERCISES
DURING FINANCIAL YEAR ENDED DECEMBER 31, 2004 AND FINANCIAL YEAR END OPTION/SAR VALUES

                                                                                                 VALUE OF UNEXERCISED
                                                                             UNEXERCISED                 IN-THE-MONEY
                                          SECURITIES     AGGREGATE          OPTIONS/SARS              OPTIONS/SARS AT
                                            ACQUIRED         VALUE      AT DEC. 31, 2004                DEC. 31, 2004
                                         ON EXERCISE      REALIZED      (#) EXERCISABLE/             ($) EXERCISABLE/
NAME                                             (#)        ($)(1)         UNEXERCISABLE             UNEXERCISABLE(2)
---------------------------------------------------------------------------------------------------------------------
Swartout, Hank B.                            296,033     9,980,211       800,000/200,000         22,602,000/3,056,000
---------------------------------------------------------------------------------------------------------------------
Tremblay, Dale E.                            105,193     3,661,700         37,500/37,500              846,000/920,625
---------------------------------------------------------------------------------------------------------------------
Kelly, Ian E.                                     --            --             - /80,000                   - /943,200
---------------------------------------------------------------------------------------------------------------------
King, John R.                                  2,000        51,060        28,000/120,000            734,720/1,790,100
---------------------------------------------------------------------------------------------------------------------
McNulty, Michael J.                           24,500       681,622         25,000/40,000              581,625/979,200
---------------------------------------------------------------------------------------------------------------------

Notes:
(1) This amount is calculated by multiplying the number of Common Shares under options exercised, by an amount equal to the difference between the market value of the Common Shares on the date of exercise and the exercise price of those options.

(2) This amount has been calculated by multiplying the number of Common Shares under options (the "In-the-Money Options") owned by the Named Executive Officer which have an exercise price of less than $75.52 (being the closing price of the Common Shares on December 31, 2004) by the difference between $75.52 and the exercise price of those In-the-Money Options.

EQUITY COMPENSATION PLAN INFORMATION
                                                                                               NUMBER OF SECURITIES REMAINING
                                         NUMBER OF SECURITIES TO                               AVAILABLE FOR FURTHER ISSUANCE
                                        BE ISSUED UPON EXERCISE OF  WEIGHTED-AVERAGE EXERCISE     UNDER EQUITY COMPENSATION
                                           OUTSTANDING OPTIONS,   PRICE OF OUTSTANDING OPTIONS,  PLANS (EXCLUDING SECURITIES
                                           WARRANTS AND RIGHTS         WARRANTS AND RIGHTS         REFLECTED IN COLUMN A)
PLAN CATEGORY                                       (A)                        (B)                           (C)
-----------------------------------------------------------------------------------------------------------------------------
Equity compensation plans
     approved by security holders                3,347,560                   $54.87                          593,072
-----------------------------------------------------------------------------------------------------------------------------

Equity compensation plans
     not approved by security holders                   --                       --                               --

-----------------------------------------------------------------------------------------------------------------------------
TOTAL                                            3,347,560                   $54.87                          593,072
=============================================================================================================================

LONG TERM INCENTIVE PLANS

Other than the Corporation's Employee Stock Option Plans, details of which are provided below, the Corporation does not have any plans which provide compensation intended to serve as an incentive for performance to occur over a period longer than one year.

EMPLOYMENT CONTRACTS

Precision has entered into employment contracts with four of its five Named Executive Officers.

      The employment agreement with Hank B. Swartout provides for an annual base salary to be reviewed annually but which shall be based on the base salaries of the Chief Executive Officers of similar corporations. The base salary for Mr. Swartout for 2004 was set at $800,000 and for 2005 has been set at $840,000. The agreement contains a provision for an annual bonus in an amount based upon certain parameters established by the directors which are subject to a cash value added calculation up to a maximum of four times the base salary for the applicable year. The amount of the bonus is recommended by the Compensation Committee and approved by the Board of Directors of the Corporation. The Agreement also provides for the issuance of options to purchase Common Shares of the Corporation on the basis of 100,000 options each six months commencing effective January 1, 2001 and ending July 1, 2005. Such options will vest after a one year period and be exercisable until the earlier of December 31, 2010 or 60 days after he ceases to be employed full time by the Corporation. In addition, the CEO Agreement provides that upon termination of his employment;
(i) as a result of a hostile takeover bid he shall be entitled to compensation equal to four times the Best Year; and (ii) as a result of termination without cause or a change of control of the Corporation, (except pursuant to a hostile takeover bid), he shall be entitled to compensation equal to three times the Best Year; and, (iii) in any event, a retirement allowance equal to US $1,500,000 plus a separate amount of US $100,000 which is to be accumulated each fiscal year commencing April 30, 1996, and for a period of 10 years thereafter. For the purposes of the foregoing, "Best Year" means, the amount equal to the highest amount paid (or payable) with respect to basic salary plus bonus for any one year during the last three years prior to the termination date.

      The agreements with Dale E. Tremblay and Michael J. McNulty provide for a base salary, benefits, bonuses and stock options to be determined by the Corporation, from time to time, and also provide for a retirement allowance equal to one and one-half times the Best Year Amount plus one-twelfth of the Best Year Amount for each full year from the effective date of service to the date of termination of employment, up to a maximum of one-half of the Best Year Amount, and acceleration of vesting of all outstanding options, in the event of termination without cause after a change of control. The maximum retiring allowance would be equal to two times the Best Year Amount after six years of employment from the effective date of service. The "Best Year Amount" means the highest annual base salary during any of the three most recent calendar years and the highest amount of the bonus attributable to the Executive for any one year during the three calendar years prior to the year of termination. In addition, the agreements also provide for a payment of one and one-half times the Average Year Amount plus one-twelfth the Average Year Amount for each full year of employment from the effective date of service up to a maximum of one-half of the Average Year Amount in the event of termination without cause prior to a change of control. The maximum retiring allowance would equal two times the Average Year Amount after six years of employment from the effective date of service in the event of termination without cause prior to a change of control. The "Average Year Amount" means the annual base salary for the year during which the employment of the Executive is terminated and the simple average amount of the bonuses attributable to the Executive for the three years immediately preceding the year during which the employment of the Executive is terminated. The definitions "Average Year Amount" and "Best Year Amount" are to be in force for the duration of time that the Executive's bonus is determined utilizing the measurement of Cash Value Added ("CVA"). Should the method of measurement differ from CVA in the future, this definition will be reviewed and may be altered by reducing to two years from three years for the bonus calculation upon the approval of the Chief Executive Officer and the Chairman of the Compensation Committee of the Board of Directors.

      The agreement with John R. King provides for a base salary, benefits, bonuses and stock options to be determined by the Corporation, from time to time, and also provides for a retirement allowance equal to two times the Best Year Amount plus one-twelfth of the Best Year Amount for each full year from the effective date of service to the date of termination of employment, up to a maximum of one-half of the Best Year Amount, and acceleration of vesting of all outstanding options, in the event of termination without cause after a change of control. The maximum retiring allowance would be equal to two and one-half times the Best Year Amount after six years of employment from the effective date of service. In addition, the agreement also provides for a payment of two times the Average Year Amount plus one-twelfth the Average Year Amount for each full year of employment from the effective date of service up to a maximum of one-half of the Average Year Amount in the event of termination without cause prior to a change of control. The maximum retiring allowance would equal two and one-half times the Average Year Amount after six years of employment from the effective date of service in the event of termination without cause prior to a change of control. The definitions "Average Year Amount" and "Best Year Amount" are to be in force for the duration of time that the Executive's bonus is determined utilizing the measurement of CVA. Should the method of measurement differ from CVA in the future, this definition will be reviewed and may be altered by reducing to two years from three years for the bonus calculation upon the approval of the Chief Executive Officer and the Chairman of the Compensation Committee of the Board of Directors.

COMPENSATION AND ROLE OF THE COMPENSATION COMMITTEE

Precision's senior executive compensation is governed by Precision's Compensation Committee, which is currently comprised of three independent board members, (the "Committee"), acting at the pleasure of the Board of Directors. The Committee, as part of its mandate, evaluates the performance of Precision's Chief Executive Officer, (the "CEO"), and recommends his compensation to the Board of Directors. The Committee ratifies the compensation of Precision's other senior executives and reviews the design and competitiveness of Precision's incentive compensation. From January 1, 2004 the members of the Committee were W.C. (Mickey) Dunn and Murray K. Mullen, with Fred W. Pheasey joining the Committee in May of 2004 and Robert L. Phillips joining the Committee in October 2004. Mr. Mullen resigned from Precision's Board of Directors on October 14, 2004. The Committee meets as required, meeting twice in 2004.

REPORT ON EXECUTIVE COMPENSATION

The compensation of Precision's senior executives is determined on the basis of several factors, including competitive compensation structures in the locales the individuals are employed, compensation practices prevailing in the international oilfield service community, individual performance and overall corporate performance. Competitive compensation is measured using benchmarks of peer group companies and periodic reviews of compensation surveys. Compensation consists of base salary, bonuses, stock options and benefits. The overriding goal of the compensation policies is to create long term investor value, incentivize and reward superior executive performance and attract and retain individuals that deliver the overriding goal.

BASE SALARY

Precision's compensation of its senior executives is designed to have a significant portion of their total compensation, performance based. Accordingly, Precision endeavours to establish base salaries for each of the senior executive officers at or below the median level for similar positions in companies of comparable size within the international drilling and oilfield service industry.

BONUSES FOR ELIGIBLE EXECUTIVES

In addition to base salaries, eligible senior executives have participated in a cash value added ("CVA") bonus plan from 2001. The amount available for the payments in the plan, (the "CVA Amount"), is Precision's cash value added, calculated using a formula pre-approved by the Committee, less Precision's base operating earnings threshold, or cost of capital. The base earnings threshold is the product of Precision's capital employed as defined for the CVA calculation, and Precision's weighted average cost of capital percentage. Precision's weighted average cost of capital percentage is determined by an independent financial services firm. If Precision's base earnings are not exceeded there are no plan payouts. If there is a CVA Amount, the Committee determines the percentage of the CVA Amount available for bonus plan payments, (the "CVA payout") and the allocation to each eligible executive. The guidelines are that up to 50% of the CVA payout to a maximum of four times base salary may be awarded to the CEO, with the balance of the CVA payout to the remaining eligible executives to a maximum of two times their base salary.

      The CVA Amount for 2001was $233 million and the Committee set the amount available for the payments in the plan at 3.2% of the CVA Amount, being $7.2 million. Of the amount available for payments pursuant to the bonus plan, the CEO received $2.2 million, four times his base salary and two other eligible executives received two times their base salary, totaling in aggregate, $1.1 million. No other payouts under the CVA plan were made from the 2001 CVA amount. The amounts were paid in 2002. There was no CVA Amount for 2002. The amount available for payments in the plan in 2003 was set at 3.2% of the CVA Amount. Precision generated a CVA Amount of $97.4 million in 2003, and thus the amount available for the payments in the plan was $3.1 million. The CEO was awarded $1.9 million which was more than 50% of the CVA payout but less than four times his base salary. Three other eligible executives were awarded two times their base salary, totaling in aggregate, $1.2 million. The amounts were paid in 2004. The amount available for payments in the plan in 2004 was set at 3.2% of the CVA Amount. Precision generated a CVA Amount of $172 million in 2004, and thus the amount available for the payments in the plan was $5.5 million. The CEO received $3.2 million which was four times his base salary. Three other eligible executives were awarded two times their base salary, totaling in aggregate, $1.4 million. No additional discretionary bonuses were awarded to the eligible executives for 2004.

STOCK OPTIONS

The allocation of stock options to purchase Common Shares and the terms thereof are designed to be an integral component of compensation. Precision has a number of option plans that are similar, with the principal difference being the amount of shares available for issue under each plan. The option strike price is the closing price of Precision's Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the grant. Prior to 2005, the Toronto Stock Exchange required each stock option plan to have a stated maximum number of shares available to be issued. Precision, historically, has not had more than 10% of its issued shares reserved for issuance pursuant to its stock option plans. Precision does not grant options pursuant to new option plans without prior shareholder approval of the plans.

      The terms of options granted to the CEO are established by contract, described under the heading "Compensation of the Chief Executive Officer". Stock options granted to others are determined by the Chief Executive Officer and ratified by the Compensation Committee.

      Options to directors and employees other than the CEO, are issued pursuant to individual stock option agreements. The agreements provide for vesting of the granted options generally over four years, expiring after five years from the date of the agreement.

      Prior to 2003, Precision established option plans that provide for expiry up to ten years from their grant. Options granted under the 2003 Plan expire no later than eight years from the date of grant. Precision's 2004 stock option plan provides for expiry on a date which is no later than five years from the date of grant. At December 31, 2004, Precision had 3.3 million options outstanding under its option plans, of which 1.3 million had vested.

BENEFITS

Precision's group benefits are essentially the same for all full time employees in Canada. In addition, executive officers have additional accidental death and dismemberment benefits. Based on surveys Precision has participated in, Precision's benefits are competitive and are in the top quartile on plan design and cost sharing arrangements. Employees pay for long term disability and optional benefits and Precision pays the balance of the benefit cost for salaried employees, with non salaried employees contributing towards medical, dental, life and accident insurance premiums.

      Precision has registered pension plans covering a significant number of its employees. Of participating employees, approximately 97% participate in a defined contribution plan and approximately 3% participate in a defined benefit plan. In addition, Precision has a group Registered Retirement Savings Plan funded by the employees.

      Full time employees are eligible to participate in basic, optional and dependent life insurance, accidental death and dismemberment insurance, extended health and dental care, short and long term disability and an employee assistance program.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

The financial aspirations of Precision's shareholders and its CEO are aligned. Throughout Precision's growth through 2000, the CEO was compensated in different manners, evolving from a salary based on achievements to an arrangement where he was compensated with a base salary plus a percentage of cash flow.

      By 2000, Precision was embarking on a venture, relatively new to Precision, in the Energy Services segment of the business that would entail a significant increase in research and development expenditures for new and improved downhole tool technology and capital to provide for worldwide geographical expansion of that expanding business. The Board of Directors determined that this strategic investment would need to be made over several years and would require a significant personal commitment from the CEO to generate a result meaningful to Precision.

      The new venture with the inherent risks involved in developing new or improved technology coupled with the cyclical nature of the international oilfield services industry led the Board of Directors to recognize that the formula that establishes the CVA Amount could result in the amounts available for payments in the plan being substantially reduced. Thus, the Committee reasoned that a higher relative weight should be given to options granted to the Chief Executive Officer over a longer period which the Board of Directors deemed advisable to provide a meaningful incentive.

      Precision's Chief Executive Officer is currently compensated in accordance with the terms of an employment agreement effective January 1, 2001, extending to December 31, 2005. Precision entered into the agreement, in part referring to recent compensation surveys.

      The CEO's agreement provides a base salary of $550,000, subject to annual review. The agreement provides that for review purposes in 2002, the Committee would refer to the compensation provided to the chief executive officers of BJ Services Company, Smith International, Inc., Weatherford International Inc., Baker Hughes Incorporated and Pride International Inc. in determining the CEO's base salary. The Committee determined an $800,000 base salary was warranted. The CEO declined to accept the upward adjustment and his base salary remained at $550,000. The CEO's base salary was increased to $800,000 on January 1, 2003. The CEO's base salary was not increased for 2004. It is reviewed annually and has been set at $840,000 for 2005.

                                        Presented by the Compensation Committee.

                                                              W.C. (MICKEY) DUNN
                                                                 FRED W. PHEASEY
                                                              ROBERT L. PHILLIPS

COMPENSATION OF THE DIRECTORS

The Board, through its Compensation Committee, periodically reviews the adequacy and form of compensation for its directors. Employee directors do not receive fees. The Board considers time commitment, comparative fees and responsibilities in determining remuneration. For 2004, each director received a base retainer of US$16,000 and meeting fees of US$1,000 per meeting for attendance in person and US$500 for attendance by telephone. The Chairmen of the Compensation Committee and the Corporate Governance and Nominating Committee are also entitled to a yearly retainer of US$5,000 and the Chairman of the Audit Committee is also entitled to receive a yearly retainer of US$10,000. Members of the Audit Committee receive meeting fees of US$2,000 per meeting for attendance in person and US$500 for attendance by telephone and members of the Compensation Committee and Corporate Governance and Nominating Committees receive meeting fees of US$1,000 per meeting for attendance in person and US$500 per meeting for attendance by telephone. The Lead Director receives US$2,000 per meeting that he served as Lead Director. Directors that are required to travel more than three hours by air to board or committee meetings are paid a travel allowance of US$1,000. Expenses that are incurred by each Director related to Board or Committee meeting attendance, are reimbursed. In addition, each non-employee director has been granted options to purchase Common Shares of the Corporation ("Options") at market price at the time of the grant.

      There is no formal agreement with respect to the granting of Options to non-employee directors. Options were first granted to non-employee directors in 1999 on the basis of 15,000 Options to each non-employee director, vesting at 5,000 Options per year with all Options expiring in five years from the date of the grant. A further 5,000 Options were issued to each non-employee director in 2000 and 2001, that vested in one year and had an expiry of five years from the date of the grant. In 2002, Options to purchase 20,000 common shares of the Corporation were granted to Fred W. Pheasey and Patrick M. Murray at the time they were appointed as directors of the Corporation. Those Options vest at 5,000 per year for a four year period and expire five years from the date of the grant. No Options were issued to any other directors in 2002 or 2003. In 2004, Options to purchase 20,000 common shares of the Corporation were granted to Mr. Robert L. Phillips at the time he was elected a new director of the Corporation. Those Options vest at 5,000 per year for a four year period and expire five years from the date of the grant. In all cases the exercise price for Options issued was the closing price on the Toronto Stock Exchange on the day prior to the grant. The 2005 Plan also provides that Options granted to the Corporation's non-employee directors, in aggregate, shall not exceed 0.5% of the Corporation's issued and outstanding Common Shares.

      The Corporation has purchased directors and officers liability insurance policies, which expire May 1, 2005. The policies cover corporate indemnification of directors and officers and individual directors and officers in circumstances where the Corporation does not indemnify such individuals. The policies have a $60 million limit and corporate indemnification deductibles apply. The annual premium for this coverage is $1,127,250.

      During the financial year ended December 31, 2004, the directors of the Corporation were paid compensation in the aggregate of US$249,500.

      The following table sets forth all compensation, including expenses paid to the directors of the Corporation for the 2004 financial year.

NAME                         BOARD RETAINER  CHAIR RETAINER  MEETING FEES(1) TRAVEL ALLOWANCE  TOTAL FEES  EXPENSES PAID
                                      (US$)           (US$)         (US$)               (US$)       (US$)         (CDN$)
------------------------------------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn                   16,000               -        18,000               1,000      35,000           771
------------------------------------------------------------------------------------------------------------------------
Robert J.S. Gibson                   16,000           5,000        23,500                  --      44,500            --
------------------------------------------------------------------------------------------------------------------------
Murray K. Mullen (2)                  8,000           2,500         9,000                  --      19,500            --
------------------------------------------------------------------------------------------------------------------------
Patrick M. Murray                    16,000           7,500        17,500              10,000      51,000        23,128
------------------------------------------------------------------------------------------------------------------------

NAME                         BOARD RETAINER  CHAIR RETAINER  MEETING FEES(1) TRAVEL ALLOWANCE  TOTAL FEES  EXPENSES PAID
                                      (US$)           (US$)         (US$)               (US$)       (US$)         (CDN$)
------------------------------------------------------------------------------------------------------------------------
Frederick W. Pheasey                 16,000           2,500        15,000                  --      33,500        13,309
------------------------------------------------------------------------------------------------------------------------
Robert L. Phillips                   16,000              --         9,000                  --      25,000         5,195

Hank B. Swartout (3)                    N/A             N/A           N/A                 N/A         N/A           N/A
------------------------------------------------------------------------------------------------------------------------
H. Garth Wiggins                     16,000              --        25,000                  --      41,000            68
------------------------------------------------------------------------------------------------------------------------

(1) Includes Lead Director fees, attendance at Strategic Planning Meetings and attendance at meetings held with management on behalf of the Board.

(2) Murray K. Mullen resigned from the Board of Directors on October 14, 2004.

(3) Hank B. Swartout is a member of management and therefore does not receive retainer or meeting fees.

CORPORATE GOVERNANCE

The Toronto Stock Exchange Committee on Corporate Governance issued a series of proposed guidelines for effective corporate governance (the "TSX Report") which the Toronto Stock Exchange adopted. The Corporation is required to disclose certain specified corporate governance information with reference to the TSX Report. The guidelines address items such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness of education of boards. The report of the Corporate Governance Committee which compares the corporate governance practices of the Corporation to the guidelines set forth in the TSX Report is set out in Schedule "A" hereto.

      The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the effectiveness of the Corporation and these practices should be reviewed regularly.

MANDATE OF THE BOARD

The Corporation's Board of Directors are stewards of the organization. As such they have a responsibility to oversee the conduct of the business and to provide direction to management and ensure all major issues affecting the business affairs of the organization are given proper consideration.

      With the assistance of senior management, who report on the risks of the Corporation's business, the Board considers, and has input into, the assessment and management of those risks on a regular basis.

      The Board takes responsibility for appointing the Chief Executive Officer and is consulted on the appointment of other senior officers and is also responsible for the consideration of succession issues. The Board, through the Compensation Committee, formally reviews the Chief Executive Officer's remuneration and performance. Senior management participates in appropriate professional and personal development activities, courses and programs on a self directed basis and the Board supports management's commitment to training and development of all employees.

      The Board requires accurate, timely and effective communication to the Corporation's shareholders. Regular news releases are made at least quarterly which report quarterly and annual results. Supplemental releases are made highlighting material facts and updating the Corporation's activities. The Board currently delegates this ongoing reporting responsibility to management. The Board, in conjunction with its Audit Committee, assesses the integrity of the Corporation's internal controls and management.

BOARD COMPOSITION AND COMMITTEES

The Board is currently composed of seven members. The Board has appointed three committees, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. All members of those Committees are independent of Precision.

SUMMARY OF BOARD AND COMMITTEE MEETING ATTENDANCE
                                                                                                 CORPORATE GOVERNANCE
                                BOARD MEETINGS    AUDIT COMMITTEE   COMPENSATION COMMITTEE   AND NOMINATING COMMITTEE
NAME                               ATTENDED (1)  MEETINGS ATTENDED       MEETINGS ATTENDED          MEETINGS ATTENDED

---------------------------------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn                         8/8                 N/A                     2/2                        5/5
---------------------------------------------------------------------------------------------------------------------
Robert J.S. Gibson                         8/8                 6/6                     N/A                        5/5
---------------------------------------------------------------------------------------------------------------------
Murray K. Mullen (2)                       5/8                 N/A                     2/2                        N/A
---------------------------------------------------------------------------------------------------------------------
Patrick M. Murray                          8/8                 6/6                     N/A                        N/A
---------------------------------------------------------------------------------------------------------------------
Frederick W. Pheasey (3)                   8/8                 N/A                     1/2                        5/5
---------------------------------------------------------------------------------------------------------------------
Robert L. Phillips (4)                     3/8                 N/A                     0/2                        2/5
---------------------------------------------------------------------------------------------------------------------
Hank B. Swartout                           8/8                 N/A                     N/A                        N/A
---------------------------------------------------------------------------------------------------------------------
H. Garth Wiggins                           8/8                 6/6                     N/A                        N/A
---------------------------------------------------------------------------------------------------------------------

(1) Attendance in person or by telephone.

(2) Murray K. Mullen resigned from the Board of Directors on October 14, 2004.

(3) Mr. Pheasey was appointed to the Compensation Committee on July 27, 2004 and attended all Committee meetings subsequent to that appointment.

(4) -Mr. Phillips was elected to the Board May 11, 2004. Mr. Phillips attended all three board meetings held subsequent to his election. Mr. Phillips attended two of the three Corporate Governance and Nominating Committee meetings subsequent to his appointment to that Committee on May 11, 2004. Mr. Phillips was appointed to the Compensation Committee on October 27, 2004. There were no Compensation Committee meetings held subsequent to that appointment.

      In addition to the above-described meetings, the Corporation held an all-day strategy session in September 2004, attended by all the Directors. The Directors meet annually to review and approve the operating and capital budget of the Corporation.

      The Corporation is required to have an Audit Committee. The directors who are currently members of that Committee are Robert J.S. Gibson, Patrick M. Murray and H. Garth Wiggins all of who are not members of management and are independent. The Compensation Committee members include W.C. (Mickey) Dunn, Fred
W. Pheasey and Robert L. Phillips. The Corporate Governance and Nominating Committee members include W.C. (Mickey) Dunn, Robert J.S. Gibson, Fred W. Pheasey and Robert L. Phillips.

      The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and the performance of the external and internal auditors. The members of the Audit Committee have direct access to the external auditors. For further information relating to the Audit Committee and the Corporation's external auditors, please refer to the section entitled "Audit Committee" in the Corporation's Annual Information Form dated March 22, 2005. The Annual Information Form is also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at www.sedar.com or obtained without charge from the Corporate Secretary of the Corporation, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada (Telephone 403-716-4500).

      The Compensation Committee reviews and approves the Corporation's goals and objectives relevant to the Chief Executive Officer's compensation and recommends for approval by the independent directors, the Chief Executive Officer's compensation package in light of the goals and objectives and reviews the overall remuneration and personnel policies developed by management.

      The Corporate Governance and Nominating Committee has the general responsibility for developing and monitoring Precision's approach to corporate governance matters and is responsible for recommending to the Board its size, composition and membership, succession planning for directors and Board Committee structure.

LOANS TO DIRECTORS

There are no loans outstanding from Precision to any of its directors.

SARBANES-OXLEY INITIATIVES

The U.S. Sarbanes-Oxley Act has mandated numerous changes in how companies govern themselves and disclose information. Precision is now subject to new U.S. rules arising from the Sarbanes-Oxley Act due to the fact that it is listed on the New York Stock Exchange ("NYSE").

      One of the requirements arising out of the Sarbanes-Oxley Act is that companies such as Precision must have their Chief Executive Officer and Chief Financial Officer certify that the Corporation has designed disclosure controls and procedures to ensure that material information relating to Precision is made known to the Securities and Exchange Commission and to the public generally.

      In order to meet the new legislative requirements and allow the Chief Executive Officer and the Chief Financial Officer to make the appropriate certification, a disclosure committee of certain senior management personnel of the Corporation has been formed in order to oversee, on a continuous basis, the new disclosure requirements.

      The mandate of the Disclosure Committee is to oversee disclosure controls and procedures which are designed to ensure timely collection and evaluation of financial and non-financial information; capture information that is relevant to an assessment of the need to disclose developments and risks that pertain to the company's businesses; and cover information that must be evaluated in the context of the disclosure requirement of the U.S. Securities Exchange Act Rule 12b-20, which provides that "in addition to the information expressly required to be included in a statement or report, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they were made, not misleading".

      The Disclosure Committee addresses the evaluation of the disclosure controls, which evaluation will review the performance of the disclosure process in terms of identified weaknesses and mistakes as well as evaluating ways that the Corporation's systems can grow and evolve with its business so that weaknesses do not arise in the future.

      In addition to the Sarbanes-Oxley Act, the NYSE has also mandated additional corporate governance requirements for its listed corporations. As a Canadian company listed on the NYSE, the Corporation is not required to comply with most corporate governance listing standards and instead may comply with domestic requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that comply with NYSE corporate governance listing standards in almost all respects. The requirements include, among others, a requirement to have audit, corporate governance and nominating and compensation committees of the board of directors and that such committees establish charters that state each of those committees' roles and responsibilities. As well, the corporate governance and nominating committee is to establish corporate governance guidelines and ethics policies that relate to overall board and corporate management.

      In response thereto, each of the Corporate Governance and Nominating Committee, the Compensation Committee and the Audit Committee has reviewed and revised its charter to include any Sarbanes-Oxley Act or NYSE requirements. The revised charters for each of those committees, along with the Code of Ethics Acknowledgement and Affirmation, and the Code of Business Conduct and Ethics are posted on the Corporation's website at www.precisiondrilling.com. One of the other requirements of a foreign issuer is to disclosure the significant ways in which Precision's corporate governance practices differ from those required of U.S. domestic companies under NYSE standards. The disclosure of these differences are set forth on Precision's website at www.precisiondrilling.com.

      Additionally, the Corporate Governance and Nominating Committee has a mandate to ensure that there is a process to allow all levels of employees access to appropriate Board members to bring "Whistleblower" issues to the Board which are not being adequately dealt with by management of the Corporation. The Audit Committee has been given the authority and has established a process for the confidential receipt and handling of employer complaints (Whistleblower Hotline).

      The NYSE has also mandated that each of the members of the Corporate Governance and Nominating, the Compensation and Audit Committees must be "independent" directors (as defined under the NYSE listing standards). Additionally, with respect to the Audit Committee, the Corporation must disclose that at least one of those members qualifies as an "Audit Committee financial expert".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the Common Shares of the Corporation, or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation's last completed financial year, or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or any one who has held office as such since the beginning of the Corporation's last financial year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting except as disclosed herein.

ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the most recently completed fiscal year ended December 31, 2004, contained in the Corporation's Annual Report for the year ended December 31, 2004. The Corporation will provide to any person upon request a copy of the Corporation's current Annual Information Form, together with a copy of any document or the pertinent pages of any document incorporated by reference in the Corporation's current Annual Information Form, the Corporation's audited financial statements and related management's discussion and analysis contained in the Annual Report for the year ended December 31, 2004, together with the report of the auditors thereon, and one copy of the Corporation's interim financial statements subsequent to such audited financial statements and a copy of this Management Information Circular. These documents can be obtained free of charge by contacting the Corporate Secretary of the Corporation at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, or by accessing the Corporation's website at www.precisiondrilling.com, or on SEDAR at www.sedar.com.

DIRECTORS APPROVAL

The Board of Directors of the Corporation has approved the content and sending of this Circular.

March 22, 2005
Jan M. Campbell
CORPORATE SECRETARY

Report of the Corporate Governance and Nominating Committee of the Board of Directors of Precision Drilling Corporation (the "Corporation" or "Precision")

1. THE BOARD SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR THE STEWARDSHIP OF THE CORPORATION.

YES

The Board has a formal mandate with the responsibility for the stewardship of the Corporation, which it seeks to discharge by establishing policies along with providing leadership to management and an appropriate level of supervision of these policies.

a) ADOPTION OF A STRATEGIC PLANNING PROCESS.

YES

The Board has established a strategic planning process that is conducted on an annual basis at a special meeting of the Board and senior management.

b) IDENTIFICATION OF PRINCIPAL RISKS AND IMPLEMENTING RISK MANAGEMENT SYSTEMS.

YES

The Board identifies and considers the risks in the operations of the business of Precision and establishes policies to monitor and manage those risks. In addition, the Board receives quarterly environmental incident reports, reports on legal issues and compliance reports.

c) SUCCESSION PLANNING AND MONITORING SENIOR MANAGEMENT.

YES

The Board periodically reviews the adequacy of the Corporation's succession plan. Senior management participates in appropriate professional and personal development activities, courses and programs on a self directed basis and the Board supports management's commitment to training and development of all employees.

d) COMMUNICATION POLICY.

YES

The Corporation has a written communication policy pertaining to dealing with the media and with respect to all continuous disclosure and public reporting requirements to its shareholders and the investment community. Issues arising from this Communication Policy are dealt with by a committee of officers of the Corporation consisting of the Chief Executive Officer, the Chief Financial Officer, the Senior Vice President Operations Finance, the Vice President and Chief Accounting Officer, the Corporate Secretary, and legal counsel. The disclosed information is released through newswire services, the internet website and mailings to shareholders.

2.       MAJORITY OF DIRECTORS SHOULD BE UNRELATED.

Yes

Six of the seven directors of the Corporation are independent and unrelated. An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. A "related" director under the guidelines is a director who is not an unrelated director. The Corporation does not have a significant shareholder.

3. DISCLOSE FOR EACH DIRECTOR, WHETHER HE OR SHE IS RELATED, AND HOW THAT CONCLUSION WAS REACHED.

YES

The Board is responsible for determining whether or not each director is an unrelated director. To do this, the Board analyzes the relationship of each of the directors with the Corporation. Mr. Hank B. Swartout, who is the Chairman and Chief Executive Officer of the Corporation is a related director. The remaining directors, being W.C. (Mickey) Dunn, Robert J.S. Gibson, Patrick M. Murray, Fred W. Pheasey, Robert L. Phillips and H. Garth Wiggins are all unrelated directors.

4.       APPOINTMENT OF A COMMITTEE RESPONSIBLE FOR APPOINTMENT/ASSESSMENT OF
         DIRECTORS.

Yes

Precision's Corporate Governance and Nominating Committee is comprised exclusively of independent, unrelated directors and has a mandate which includes making recommendations to the Board with respect to nominees to the Board of Directors and individual directors.

5. IMPLEMENT A PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD, ITS COMMITTEES AND INDIVIDUAL DIRECTORS.

YES

Precision's Corporate Governance and Nominating Committee has the mandate to periodically review the effectiveness of the Board, its committees and individual directors and does carry out such review on an annual basis.

6.       PROVIDE ORIENTATION AND EDUCATION PROGRAMS FOR THE NEW RECRUITS TO THE
         BOARD.

YES

The current practice requires the Corporate Governance and Nominating Committee to provide an orientation for new Board members. The process of education and orientation has been formalized by adoption of a Director's manual to assist in that formal orientation program.

7.       CONSIDER THE SIZE OF THE BOARD, WITH A VIEW TO IMPROVING EFFECTIVENESS.

YES

Precision's Corporate Governance and Nominating Committee has the ongoing mandate of assessing the size of the Board and its composition to determine whether it has all of the necessary constituents for effective decision making. This review is carried out annually. In addition, the Board has instituted a policy of term limits of fifteen (15) years on the Board and age limits of seventy (70) years.

8.       REVIEW OF COMPENSATION OF DIRECTORS IN LIGHT OF RISKS AND
         RESPONSIBILITIES.

YES

The Compensation Committee is mandated to review annually and recommend to the Board the remuneration of Directors.

9.       a) COMMITTEES SHOULD BE GENERALLY COMPOSED OF NON-MANAGEMENT DIRECTORS.

YES

The Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are comprised solely of non-management members.

b)       MAJORITY OF COMMITTEE MEMBERS SHOULD BE UNRELATED.

YES

All of the committee members are unrelated.

10.      APPOINT A COMMITTEE RESPONSIBLE FOR APPROACH TO CORPORATE GOVERNANCE
         ISSUES.

YES

The Corporate Governance and Nominating Committee is mandated to be responsible to the Board to develop Precision's approach to governance.

11.      DEFINE LIMITS TO MANAGEMENT'S RESPONSIBILITIES BY DEVELOPING MANDATES
         FOR:
         i)  THE BOARD; AND
         ii) THE CEO.

YES

The Board has an express mandate. The Corporation's objectives and the CEO's annual goals and objectives are defined as part of the annual operating and capital budget approved by the Board.

12. ESTABLISH PROCEDURES TO ENABLE THE BOARD TO FUNCTION INDEPENDENTLY OF MANAGEMENT.

YES

While the Corporation does not have a chair separate from management, the Board has in place procedures to function independently of management. The Board appoints a Lead Director from the independent and unrelated Directors at each regularly held in-camera session. The Lead Director is responsible for developing the agenda for, and presiding over in-camera sessions and acting as principal liaison between the non-management Directors and the CEO on matters dealt with during the in-camera session.

13.      ESTABLISH AN AUDIT COMMITTEE WITH A SPECIFICALLY DEFINED MANDATE.

YES

Precision's Audit Committee is comprised of independent, unrelated directors and has a mandate which includes overseeing the Corporation's financial reporting procedures and reviewing the internal accounting control systems for the Corporation with the auditors and management.

14. IMPLEMENT A SYSTEM TO ENABLE INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE.

YES

Individual Directors can engage outside advisors with the authorization of the Corporate Governance and Nominating Committee.

PRECISION DRILLING CORPORATION
2005 STOCK OPTION PLAN
(EFFECTIVE AS OF MARCH 9, 2005)

1.    PURPOSE

The purpose of this 2005 Plan is to provide an incentive to the officers, employees and directors of Precision Drilling Corporation (the "Corporation") or any of its subsidiaries to achieve the longer term objectives of the Corporation, to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation and to attract to, and retain in, the employ of the Corporation, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

2.    DEFINITIONS

When used in this 2005 Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)   "Board of Directors" means the Board of Directors of the Corporation;

(b) "Common Shares" means the Common Shares of the Corporation and any shares or securities of the Corporation into which such Common Shares are changed, converted, subdivided, consolidated or reclassified;

(c) "Corporation" means Precision Drilling Corporation and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

(d) "Market Value" means the per share closing price for the Common Shares on the Toronto Stock Exchange on the Trading Day immediately preceding the date of such grant providing that such price must not be lower than the closing price for the Toronto Stock Exchange on that day;

(e) "Option" means an option granted by the Corporation to an Optionee entitling such Optionee to acquire a designated number of Common Shares from treasury at a price to be determined by the Board of Directors, but subject to the provisions hereof;

(f) "Option Period" means such period as may be determined by the Board of Directors during which an Optionee may exercise an Option, commencing on the date such Option is granted to such Optionee and ending as specified in this 2005 Plan, or in the Stock Option Agreement but in no event shall an Option expire on a date which is later than five (5) years after the grant of the Option;

(g) "Optionee" means a person who is an officer, employee or director of the Corporation or its subsidiaries who is granted an Option pursuant to this 2005 Plan;

(h) "2005 Plan" shall mean the Corporation's stock option plan as embodied herein; and

(i) "Trading Day" means a day on which at least a board lot of Common Shares shall have been sold through the facilities of The Toronto Stock Exchange or other relevant stock exchange.

3.    ADMINISTRATION AND ELIGIBILITY

The 2005 Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the 2005 Plan and, with the exception set forth in subparagraph 6(b) hereof, to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the 2005 Plan, and all decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Optionees and the Corporation subject to shareholder approval if required by any relevant stock exchange. The Board of Directors may at any time, and from time to time, designate those Optionees who are to be granted an Option pursuant to the 2005 Plan and grant an Option to such Optionee. Notwithstanding the foregoing, or any other provision contained herein, the Board of Directors shall have the right to delegate to the President of the Corporation the administration and operation of the 2005 Plan and the right to designate Optionees and grant Options to such Optionees, with the exception of grants of options to directors and the President.

4.    COMMON SHARES RESERVED

(a) The number of authorized but unissued Common Shares that may be subject to Options granted to Optionees under the 2005 Plan at any time, including Common Shares reserved for issuance pursuant to previous stock option plans of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares of the Corporation from time to time.

(b) The aggregate number of Common Shares reserved for issuance to any one (1) individual pursuant to this 2005 Plan and all previous stock option plans, shall not exceed five percent (5%) of the issued and outstanding Common Shares of the Corporation.

(c) The number of Common Shares issuable (or reserved for issue) to insiders under all security based compensation arrangements shall not at any time exceed 10% of the issued and outstanding Common Shares and the number of Common Shares issued to insiders under all security based compensation arrangements, within a one year period shall not exceed 10% of the issued and outstanding Common Shares.

(d) The foregoing provisions of this paragraph 4 are subject to the appropriate adjustment, as set forth in paragraph 11 hereof, both in the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation.

(e) Common Shares in respect of which Options are not exercised will be available for subsequent Options.

5.    PARTICIPATION

(a) Participation in the 2005 Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Corporation.

(b) Notwithstanding any express or implied term of this 2005 Plan to the contrary, the granting of an Option pursuant to the 2005 Plan shall in no way be construed as a guarantee of employment by the Corporation to the Optionee.

(c) No Optionee shall have any of the rights of a shareholder in respect to Common Shares under an Option until such Common Shares shall have been paid for in full and issued by the Corporation pursuant to this 2005 Plan.

6.    OPTION AGREEMENTS

(a) Subject to subparagraph 6(b), a written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this 2005 Plan (herein referred to as the "Stock Option Agreement"). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

(b) No Options shall be granted to any director of the Corporation who is not also an officer of the Corporation if such grant could result, at any time, in the total number of Shares issuable to all directors of the Corporation who are not also officers of the Corporation pursuant to Options exceeding 0.50% of the issued and outstanding Common Shares of the Corporation.

7.    EXERCISE OF OPTIONS

(a) Subject to Paragraph 8 hereof, Optionee shall be entitled to exercise an Option granted to Optionee at any time prior to the expiry of the Option Period, subject to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted.

(b) The exercise price of an Option granted under the 2005 Plan shall be as determined by the Board of Directors when such Option is granted subject to any limitations imposed by any relevant stock exchange or regulatory authority, and shall not be less than an amount equal to the Market Value of the Common Shares.

8.    TERMINATION OF OPTIONS

Unless specifically amended or otherwise dealt with in a Stock Option Agreement:

      (i) in the case of death of an Optionee, the right to exercise an Option shall extend to the earlier of (i) one year after the date of death or (ii) the expiry date of the Option set forth in the Stock Option Agreement, to the extent such Option was exercisable by Optionee on the date of death of the Optionee; and

      (ii) in the case of termination or cessation of employment of an Optionee for any reason (other than death) the right to exercise an Option shall be limited to and shall expire on the earlier of 60 days after the date of termination or cessation, or the expiry date of the Option set forth in the Stock Option Agreement, to the extent such Option was exercisable by Optionee on the date of termination of such employment. For greater certainty, any reference to a cessation of employment of the Optionee with the Corporation for any reason, other than death, is a reference to the occurrence of such fact howsoever that arises, and if any Optionee is entitled to reasonable notice of termination of employment or compensation in lieu thereof, or is entitled to a specific period of notice or compensation in lieu thereof, then the Optionee is not entitled to claim any right to further unvested Common Shares which may be available pursuant to an Option or further time to exercise vested Common Shares available pursuant to an Option during the said reasonable notice period or during the said specific notice period, or to compensation in lieu thereof by way of general damages, or special damages, whether in contract, in tort or otherwise.

      (iii) The Corporation shall have the authority to either provide for in the future or to amend all outstanding option agreements of outside directors of the corporation (being a director of the corporation who is not also a full time employee of the corporation) to provide for the right to such director to exercise all of that director's outstanding options within sixty (60) days of termination as a director of the corporation if such termination occurs as a result of a forced retirement due to the implementation of a policy to force directors to retire from the board due to a term limit of more than fourteen (14) years as a board member or due to an age limit of greater than sixty-nine (69) years.

9.    OPTIONEE'S RIGHTS NOT TRANSFERABLE

(a) No right or interest of any Optionee in or under the 2005 Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution.

(b) Subject to the foregoing, the terms of the 2005 Plan shall bind the Corporation, its successors and assigns, and each Optionee, his heirs, executors, administrators and personal representatives.

10. TAKEOVER OR CHANGE IN CONTROL The Corporation shall have the power, in the event of:

(a) any disposition of substantially all of the assets of the Corporation, on the dissolution, merger, amalgamation or consolidation of the Corporation, with or into any other corporation, or the merger, amalgamation or consolidation of any other corporation into the Corporation,

(b)   any change in control of the Corporation, or

(c) an offer is made generally to the holders of the Corporation's voting securities to purchase those securities and which is a "takeover bid" as defined in the Securities Act (Alberta), to amend the Stock Option Agreement to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction. If the Corporation shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Corporation prior to the completion of such transaction. For the purposes of the foregoing, a change in control of the Corporation shall occur if there becomes a Control Person (as defined in the Alberta Securities Act) with respect to the securities of the Corporation, who is not a Control Person as at the effective date of this 2005 Plan.

11.   ANTI-DILUTION OF THE OPTION In the event of:

(a) any subdivision, redivision or change of the Common Shares at any time during the term of the Option into a greater number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of the Option, such additional number of shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

(b) any consolidation or change of the Common Shares at any time during the term of the Option into a lesser number of Common Shares, the number of shares deliverable by the Corporation on any exercise thereafter of the Option shall be reduced to such number of shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

(c) any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of the Option.

12.   AMENDMENT AND TERMINATION

(a) The Corporation may in its discretion, subject to stock exchange and other appropriate regulatory approval and to shareholder approval, if required by any relevant stock exchange, amend or terminate the 2005 Plan at any time. No such amendment or termination will, without the consent of an Optionee, alter or impair any rights which have accrued to Optionee prior to the effective date thereof.

(b) The Corporation may amend or terminate this 2005 Plan at any time in order to conform to applicable law or regulation, whether or not such amendment or termination would affect any accrued rights.

13.   APPLICABLE LAW

This 2005 Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

14.   GENDER

Wherever the singular or masculine or neuter is used in this 2005 Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

15.   COSTS

The Corporation shall pay all costs of administering the 2005 Plan.

16.   EFFECTIVE DATE

The effective date of this 2005 Stock Option Plan shall be March 9, 2005.

17.   REPRICING PROHIBITED

No award of Options may be repriced, replaced, regranted through cancellation, or modified without shareholder approval (except in connection with a change in the Corporation's capitalization), if the effect would be to reduce the exercise price for the shares underlying such award.


PRECISION DRILLING CORPORATION
4200, 150 - 6th AVE SW, Calgary, Alberta, Canada T2P 3Y7
T 403 716 4500 F 403 264 0251 www.precisiondrilling.com

                                                  PRECISION DRILLING CORPORATION



            NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY given that the Annual and Special Meeting (the "Meeting") of the Shareholders of Precision Drilling Corporation (the "Corporation") will be held in the Devonian Room, at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on the 10th day of May 2005, at the hour of 3:00 o'clock in the afternoon (Calgary time) for the following purposes:

1.    to elect the Directors for the ensuing year;

2.    to appoint an Auditor for the ensuing year;

3. to amend the Corporation's articles to divide the issued and outstanding Common Shares on a two-for-one basis;

4.    to approve the 2005 Stock Option Plan;

5. to transact such other business as may properly come before the Meeting or any adjournment thereof. The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

      The Board of Directors have fixed the record date for the Meeting as of March 21, 2005 (the "Record Date"). Only holders of Common Shares of record at the close of business on March 21, 2005 are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers his shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

      Shareholders of the Corporation who are unable to personally be present at the Meeting may date and sign the form of proxy accompanying this Notice and return the same to the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI.

      Forms of Proxy, in order to be valid and acted upon at the Meeting, must be returned to the aforesaid offices of Computershare Trust Company of Canada not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to commencement thereof.

      A copy of the Corporation's current Annual Report which includes its Consolidated Financial Statements for the fiscal years ended December 31, 2004 and December 31, 2003, the Management Information Circular with respect to the Meeting, the Corporation's Annual Information Form for the fiscal year ended December 31, 2004, as filed with Canadian provincial securities commissions and, under cover of an Annual Report on Form 40-F, with the United States Securities and Exchange Commission, and any interim financial statements of the Corporation subsequent to the Financial Statements for the year ended December 31, 2004, may be obtained by writing to Precision Drilling Corporation to the attention of the Corporate Secretary, Suite 4200, 150-6th Avenue S.W., Calgary, Alberta T2P 3Y7.

Dated at Calgary, Alberta this 22 day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS,

JAN M. CAMPBELL
CORPORATE SECRETARY

                                     PROXY


                             SOLICITED BY MANAGEMENT


               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


                           TO BE HELD ON MAY 10, 2005


The undersigned shareholder of Precision Drilling Corporation (the "Corporation"), hereby appoints Hank B. Swartout or failing him, Dale E. Tremblay, or instead of either of the foregoing,_______________________________ of _____________________________________________________________________ , as
proxy to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Corporation (the "Meeting") to be held at 3:00 p.m. (Calgary time) on Tuesday, the 10th day of May 2005, at the Calgary Petroleum Club, Devonian Room, 319 - 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof, notice of which Meeting with the Management Information Circular accompanying same has been received by the undersigned, at every poll which may take place in consequence including polls on procedural matters which may come before said meeting, with specific power and authority to vote as specified below.

The undersigned hereby directs the proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1.   To elect as directors for the ensuing year, all nominees as follows:

   W.C. (Mickey) Dunn              Patrick M. Murray       Hank B. Swartout
   Robert J.S. Gibson               Fred W. Pheasey        H. Garth Wiggins
                                  Robert L. Phillips


                  [_]   VOTE FOR           [_]   VOTE WITHHELD

2. To appoint KPMG LLP, Chartered Accountants as Auditor of the Corporation for the ensuing year.

                  [_]   VOTE FOR           [_]   VOTE WITHHELD

3. To amend the Corporation's Articles to divide the issued and outstanding Common Shares on a two-for-one basis.

                  [_]   VOTE FOR           [_]   VOTE WITHHELD

4. To approve the 2005 Stock Option Plan as described in the Management Information Circular.

                  [_]   VOTE FOR           [_]   VOTE WITHHELD


The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation under its corporate seal or by an officer or attorney thereof, duly authorized and shall be dated.

The undersigned hereby revokes any prior proxies to vote the common shares covered by this Proxy.

This Proxy is solicited by management and the costs of same will be borne by the Corporation.

Each common shareholder has the right to appoint a proxyholder, other than the persons designated in the form of Proxy, who need not be a shareholder to attend and to act for him on his behalf at the Meeting. To exercise such right, the names of management's nominees should be crossed out and the name of the common shareholder's nominee should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

In order for this Proxy to be effective, it must be deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, not less than 48 hours before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement thereof.

In addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2YI, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice. However, if any amendments, variations or new matters properly come before the Meeting, this proxy confers discretionary authority upon the shareholder's nominee to vote on such matters in accordance with the nominee's best judgement.

THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED, AND WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS APPROVING THE ELECTION OF DIRECTORS, THE APPOINTMENT OF AN AUDITOR, THE COMMON SHARE SPLIT AND THE APPROVAL OF THE 2005 STOCK OPTION PLAN.

DATED this _______ day of _______________________________ , 2005.


___________________________________________________________________
Signature of Shareholder

___________________________________________________________________
Please print name of Shareholder

Please sign exactly as name appears on the address label on the left. Joint owners should each sign. Executors, administrators and trustees, etc. should attach evidence of their authority and a corporation should affix its seal hereto. Holders of Common Shares who do not expect to attend the Meeting in person are requested to date and sign this Instrument of Proxy appointing a proxy and return it in the envelope provided for that purpose.

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

_________________________

REPORTING ISSUER NAME:
                                                  PRECISION DRILLING CORPORATION

PARTICIPATION FEE FOR THE FINANCIAL YEAR ENDING:  31-DEC-04
COMPLETE ONLY ONE OF 1, 2 OR 3:

1.  CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR
    THE U.S.)

Market value of equity securities:

_________________________________

Total number of equity securities of a class or series
outstanding at the end of the issuer's most recent
financial year                                                       60,790,212

Simple average of the closing price of that class or
series as of the last trading day of each of the months
of the financial year (under paragraph 2.5(a)(ii)(A)
or (B) of the Rule)                                         X             67.31

Market value of class or series                             =         4,091,739

                                                                                     _____(A)

(Repeat the above calculation for each class or
series of equity securities of the reporting issuer
that are listed and posted for trading, or quoted
on a marketplace in Canada or the United States
of America at the end of the financial year)                                         _____(A)

Market value of corporate debt or preferred shares
of Reporting Issuer or Subsidiary Entity referred to
in Paragraph 2.5 (b)(ii):                                                                   774,700


[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]                                     _____(B)

(Repeat for each class or series of corporate debt
or preferred shares)                                                                 _____(B)


                                                                FINANCIAL STMTS        MARKET VALUE
                                                                ---------------        ------------
                           Unsecured debentures - Series 1              200,000             215,400
                           Unsecured debentures - Series 2              150,000             174,500
                           Unsecured notes, US$300.0 million            368,900             384,800
                                                                ---------------      --------------
                                                                                            774,700
                                                                                     --------------

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES
AND SERIES OF EQUITY SECURITIES AND MARKET VALUE OF
DEBT AND PREFERRED SHARES) (A) + (B) =                                                    4,866,439

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                          $    50,000.00


Reduced fee for new Reporting Issuers (see section 2.8
of the Rule)                                                                         _____


Total Fee Payable                   X     Number of
                                          months
                                          year or elapsed
                                          since most
                                          _______________
                                          _______________

                                                       12

Late Fee, if applicable                                                             $            --

(please include the calculation pursuant to section 2.9 of the Rule)

APPENDIX A - CORPORATE FINANCE PARTICIPATION FEES


        CAPITALIZATION                            PARTICIPATION FEE
        --------------                            -----------------

        $0 to under $25 million                             $ 1,000

        $25 million to under $50 million                    $ 2,500

        $50 million to under $100 million                   $ 7,500

        $100 million to under $250 million                  $15,000

        $250 million to under $500 million                  $25,000

        $500 million to under $1 billion                    $35,000

        $1 BILLION TO UNDER $5 BILLION                      $50,000

        $5 billion to under $10 billion                     $65,000

        $10 billion to under $25 billion                    $75,000

        Over $25 billion                                    $85,000

                             TRADING SUMMARY FOR: PD

------------------------------------------------------------------------------------------------------
                                                                   # OF       VOLUME
DATE              OPEN        HIGH          LOW       CLOSE      TRADES       TRADED      VALUE TRADED
------------------------------------------------------------------------------------------------------
12/31/2004        74.8       75.83         74.8       75.52         264      110,725      8,355,129.74
11/30/2004          78        78.7        77.64       77.75         696      281,150     21,964,211.13
10/29/2004        73.5       75.74         72.8        75.4         564      165,073     12,314,123.35
9/30/2004           72       72.91        71.55       72.63         767      385,804     27,881,471.87
8/31/2004         65.2       65.75        64.69        64.7         436      197,570     12,878,917.34
7/30/2004        65.19       66.79        65.16          66         511      238,371     15,754,926.54
6/30/2004         63.7       64.13         63.3       63.73         358      105,937      6,745,154.85
5/31/2004           59        60.4           59       59.92         120      115,527      6,929,568.55
4/30/2004        66.01       66.81        65.25       65.25         370      252,377     16,578,849.69
3/31/2004         61.5       61.98        60.97        61.3         604      169,138     10,370,464.56
2/27/2004        64.25       64.73        63.62        64.1         472      325,405     20,906,199.33
1/30/2004         60.5       61.79         60.5       61.41         416      247,755     15,120,182.08

OSC Fee fiscal 2004

TSX share schedule

                                                                    ADJ CLOSE
                                                                        x Y/E
                                              Y/E SHARES               SHARES
                DATE        ADJ CLOSE        OUTSTANDING          OUTSTANDING
                ----        ---------        -----------          -----------
               Dec-04           75.52         60,790,212        4,590,876,810
               Nov-04           77.75         60,790,212        4,726,438,983
               Oct-04           75.40         60,790,212        4,583,581,985
               Sep-04           72.63         60,790,212        4,415,193,098
               Aug-04           64.70         60,790,212        3,933,126,716
               Jul-04           66.00         60,790,212        4,012,153,992
               Jun-04           63.73         60,790,212        3,874,160,211
               May-04           59.92         60,790,212        3,642,549,503
               Apr-04           65.25         60,790,212        3,966,561,333
               Mar-04           61.30         60,790,212        3,726,439,996
               Feb-04           64.10         60,790,212        3,896,652,589
               Jan-04           61.41         60,790,212        3,733,126,919
                           ---------------------------------------------------

       SIMPLE AVERAGE           67.31         60,790,212        4,091,738,511
                           ---------------------------------------------------

SIMPLE AVERAGE IN $'000S                                       $    4,091,739
                                                               ---------------

Debt  (Cdn $ '000s)
Unsecured debentures - series 1 @ Dec 31, 2004 fair value             215,000
Unsecured debentures - series 2 @ Dec 31, 2004 fair value             174,500
Unsecured notes, US$300.0 million                                     384,800             |
EDC facility (US $2,639)                                                              -   |
EDC facility (US $20,000)                                                             -   |
EDC facility (US $20,190)                                                             -   | ____  Balances excluded as not publicly
Extendable revolving unsecured facility                                               -   |       traded debt Part 3.3
Capital lease obligations                                                             -   |
Bank indebtedness                                                                     -   |
                                                               ---------------

                                                               $      774,700
                                                               ---------------

TOTAL CAPITALIZATION                                           $    4,866,439
                                                               ===============